UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** BoydBikes, Inc.

2. **Form:** Corporation

3. **Jurisdiction of Incorporation/Organization:** South Carolina

4. **Date of organization:** 09/16/2009

5. **Physical address of issuer:** 1105 Old Buncombe Rd. Greenville, SC 29617

6. **Website of issuer:** https://boydcycling.com/

7. **Is there a co-issuer?** Yes

8. **Name of co-issuer:** Boyd Cycling 2024 SPV, LLC

9. **Form:** LLC

10. **Jurisdiction of Incorporation/Organization:** South Carolina

11. **Date of organization:** 07/24/2024

12. **Physical address:** 1105 Old Buncombe Rd. Greenville, SC 29617

13. **Website:** https://boydcycling.com/

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the**

exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:** 2% of the total amount raised in the form of the securities offered to the public in this offering.

20. **Type of security offered:** Shares of Series A Preferred Stock and Non-Voting Common Stock

21. **Target number of securities to be offered:** 42,993

22. **Price (or method for determining price):** Two types of shares being offered: Non-voting common: $25   Series A Preferred: $23.26

23. **Target offering amount:** $1,000,000

24. **Oversubscriptions accepted:** ■ Yes ☐ No

25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis ☐ First-come, first-served basis ■ Other - provide a description: TBD by issuer

26. **Maximum offering amount:** $5,000,000

27. **Deadline to reach the target offering amount:** October 15, 2024

28. **Current number of employees with issuer and co-issuer:** 9

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$877,859	$903,770
Cash & Cash Equivalents:	$130,598	$110,016
Accounts Receivable:	$18,893	$23,822
Short-term Debt:	$99,663	$131,753
Long-term Debt:	$693,039	$675,851
Revenues/Sales:	$1,297,262	$1,582,292
Cost of Goods Sold:	$645,240	$789,704
Taxes Paid:	0	0
Net Income:	($43,099)	($24,211)

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1) (6%)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$1,000,000.00	$60,000.00	$940,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$300,000.00	$4,700,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

The Offering

Description	Series A Preferred Stock	Non-Voting Common Stock
Minimum amount of securities being offered	43,000*	40,573*
Maximum amount of securities being offered	129,000**	200,000
Purchase price per Security	$23.26	$25
Minimum investment amount per investor	$1,000,000.00	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for the completion of the Munich Composites assets and IP purchase, working capital, and other general business purposes. Further details within.	
Voting Rights	None	None

* The minimum amount of securities could be a combination of Series A Preferred stock and Non-Voting Common Stock; in which case, the minimum number of shares of each type of stock may be less than the amount listed here. To the extent that the purchase amount equals a fractional share, the Company intends to round such investors up to the highest next share.

** During this offering, the Company intends to sell up to $3,000,000 in Series A Preferred Stock to Investors who invest at least $1,000,000. Once that cap is hit, the Company intends to only issue Non-Voting Common Stock to any such Investors, even though the Company has authorized a few extra Series A Preferred Stock.

The following are a selection of relevant terms related to classes of stock offered in this offering and method for determining class of stock investors receive. Full details

on terms and definitions can be found in the Articles of Incorporation, Articles Amendment, and Subscription Agreement attached below as exhibits.

Description of the Company

BoydBikes, Inc., doing business as "Boyd Cycling," was originally formed as a South Carolina limited liability company on September 16, 2009. It converted into a South Carolina corporation on January 9, 2020 and created and issued 38,972 shares of Series Seed Preferred Stock to SC Launch, Inc., an economic development non-profit corporation controlled by the State of South Carolina, on January 27, 2020. BoydBikes has two majority-owned subsidiaries: Olive Manufacturing Group, LLC, a South Carolina limited liability company ("*Olive Manufacturing*"), and Munich Composites SC, Inc., a South Carolina corporation ("*Munich Composites*").

BoydBikes, Inc.

BoydBikes was founded in 2009 by Boyd and Nicole Johnson, both former professional cyclists. They met through racing and married and until 2020 were the sole owners of BoydBikes. BoydBikes originally sold "all things cycling" ranging from bicycle frames to accessories. In 2011, they began to refocus the company exclusively on bicycle rims. The Company designed its own rims and hubs, which were contract-manufactured by independent third party manufacturers until 2020.

With a cycling boom and supply chain disruption during the Covid pandemic, BoydBikes decided to begin its own manufacturing and to "near-shore" its manufacturing by starting manufacturing plants in or near its headquarters city, Greenville, South Carolina. In January, 2020, BoydBikes raised $550,000 by issuing 38,972 shares of Series Seed Preferred Stock to SC Launch, a non-profit corporation controlled by the South Carolina Research Authority that focuses on supporting the founding and development of high-growth tech start-up companies headquartered in South Carolina.

As described in more detail below, Boyd and Nicole Johnson formed Olive Manufacturing in October 2021 to being manufacturing aluminum rims of its own designs, and in February 2024, BoydBikes formed Munich Composites to acquire all of the composite rim manufacturing assets of a German manufacturer named Munich Composites.

Set forth in the table below is the current capitalization of BoydBikes:

Shareholder	Issued Common Shares	Reserved Common Shares	Preferred Shares	Fully Diluted Shares	Fully Diluted Percentage
Boyd C. Johnson III	106,288			106,288	40.24%
Nicole Johnson	106,287			106,287	40.24%
Unissued Shares Reserved for Planned Future Equity Comp Pool		12,575		12,575	4.76%
SC Launch			38,972	38,972	14.76%
TOTAL	212,575	12,575	38,972	264,122	100,00%

The principal terms of SC Launch's Series Seed Preferred Stock are as follows:

- **Liquidation Preference**: in the event of a liquidation, dissolution or winding up of the Company or a "Deemed Liquidation Event" (which is primarily a sale of the Company), holders of shares of the Series Seed Preferred Stock (the "*Series Seed Shares*" and "*Series Seed Shareholders*") along with the holders of shares of Series A Preferred Stock (the "*Series A Shares*" and "*Series A Shareholders*") on a pari passu (equal ranking) basis are entitled to receive the greater of (1) the return of the original issue price for the shares (which is $14.113 per share) plus all accrued and unpaid dividends prior to any payments with respect to the Company's common shares or (2) the amount the Series Seed Shareholders would receive if the Series Seed Shares were converted to Common Stock immediately prior to the liquidation, dissolution or winding up of the Company or Deemed Liquidation Event.
- **Distributional Rights**: all other distributions must be declared and distributed pro rata on a pari passu (equal ranking) basis among the Series Seed Shares, the Series A Shares and the shares of the Company's Voting and Non-Voting Common Stock.
- **Voting Rights**: the Series Seed Shares vote on an as converted basis with the shares of the Company's Voting Common Stock on all matters on which the Company's shareholders are entitled to vote except in instances where non-waivable provisions of applicable law require otherwise or where the Company's Articles of Incorporation provide special voting rights to the Series Seed Shares.
- **Protective Provisions**: The Company may not take any of the following actions without the approval of holders of a majority of the Series Seed Shares:
  - Alter the rights, powers or privileges of the Series Seed Shares under the Company's Articles of Incorporation or Bylaws in a manner that adversely effects the Series Seed Shares;
  - Increase or decrease the authorized number of shares of any class or series of the Company's capital stock;

- o Create any new class or series of capital stock having rights, powers or privileges senior to or on parity with the Series Seed Shares;
- o Redeem or repurchase any shares of the Company's Common Stock or Preferred Stock (other than from departing employees in certain circumstances);
- o Increase or decrease the number of directors of the Company; or
- o Liquidate, dissolve or wind-up the Company's business or sell the Company.
- **Conversion**: the Series Seed Shares are convertible at any time at the election of the holder into shares of Voting Common Stock, initially on a one-for-one basis, subject to customary adjustment provisions for stock splits, stock dividends and other corporate events. The Series Seed Shares automatically convert to Voting Common Stock (1) in the event of a firm commitment unwritten public offering of the Company's Common Stoc or (2) holders of a majority of the Series Seed Shares elect a mandatory conversion of the entire class of Series Seed Shares.

Olive Manufacturing Group, LLC

Boyd and Nicole Johnson formed Olive Manufacturing Group, LLC, a South Carolina limited liability company, on October 4, 2021 with Nicole owning 51% of its membership interests and Boyd owning 49%. They formed Olive Manufacturing to begin the "near-shoring" of BoydBikes' rim manufacturing following the cycling boom and supply chain disruption of the Covid pandemic. Olive Manufacturing manufactures rims and hubs of its own design and sells all of its production to BoydBikes for resale by BoydBikes to its customers.

Olive Manufacturing has a single plant located at 1105 Old Buncombe Road, Greenville, SC 29617 and currently has one employee. Olive Manufacturing leases 5,000 square feet of the plant and has a lease in place until December 31, 2026 at a rate of $1,500 per month plus triple net expenses.

On or about March 25, 2024, Boyd and Nicole Johnson transferred all of their membership interests in Olive Manufacturing to BoydBikes, BoydBikes issued additional membership interests constituting 25% of the post-issuance membership interests of Olive Manufacturing to Jason Daly, a key employee of Olive Manufacturing, and BoydBikes and Mr. Daly entered into an amendment to Olive Manufacturing's operating agreement.

Set forth in the table below is the current capitalization of Olive Manufacturing:

Member	Membership Interest
BoydBikes, Inc.	75.00%

Jason Daly	25.00%
TOTAL	100.00%

The principal terms of the Operating Agreement of Olive Manufacturing Group LLC dated October 4, 2021 as amended by the Amendment to Operating Agreement dated March 25, 2024, are as follows:

- Olive Manufacturing is a member-managed limited liability company.
- Generally, member votes are decided by members holding a majority of the membership interests; however, a quorum of the members is 100% of the members. Thus, any member can unilaterally defeat a member vote by not attending a meeting.
- The Operating Agreement, however, requires the unanimous approval of the members for the following actions:
    - Any amendment to the Operating Agreement
    - The admission of an assignee of a membership interest as a substituted member or the admission of any new member
    - Olive Manufacturing's continuation after a dissolution event
    - A sale of substantially all of Olive Manufacturing's assets
    - Distributions to the members
- Members holding a majority of the membership interests may cause Olive Manufacturing to approve mandatory capital calls from the members.
- Jason Daly's membership interest automatically reverts to the Company without any payment by the Company if he is no longer continuing to provide services to Olive Manufacturing or BoydBikes.
- Olive Manufacturing is required to indemnify all of its members against any losses incurred by them in connection with the company's business to the greatest extent permitted by law.

Munich Composites SC, Inc.

BoydBikes formed Munich Composites SC, Inc., a South Carolina corporation, on February 26, 2024 to purchase the assets of Munich Composites, GmbH, a German company based in Munich, used to make composite bicycle rims. The two companies entered into an Asset Sale and Purchase Agreement on March 15, 2024 pursuant to which Munich Composites SC, Inc. agreed to purchase the equipment, inventory, intellectual property and other assets for a purchase price of EUR 1,150,000 payable in five installments. The agreement contains seller representations and warranties and indemnification provisions that Munich Composites believes are customary. Munich Composites SC, Inc. has paid the first four installments and owes one remaining installment of EUR 287,500, which is due on March 28, 2025. The purchase closed on March 28, 2024, and Munich Composites promptly moved the purchased assets to the plant that it shares with Olive Manufacturing located at 1105 Old Buncombe Road, Greenville, SC 29617.

Munich Composites is set to begin production within the month of September 2024. Munich Composites currently has four employes and expects that number to increase to ten once full production begins. Munich Composites holds a range of granted patents in several European countries as well as the European Union for manufacturing a braided rim.

To finance the purchase of the composite rim assets and the start up of its operations, Munich Composites issued 1,340,000 shares of its Preferred Class A Stock at a price of $1.00 per share for an aggregate of $1,340,000 pursuant to a Preferred Stock Purchase Agreement dated April 15, 2024. The purchase agreement contains representations and warranties of both Munich Composites and the purchasers that Munich Composites believes are customary for transactions of this type. Munich Composites may sell up to an additional 960,000 shares of Preferred Class A Stock at $1.00 per share (for an aggregate of up to $960,000) by October 12, 2024. BoydBikes expects to use $960,000 of the proceeds of this Offering to purchase the remaining 960,000 shares of Preferred Class A Stock.

Set forth below is the current capitalization of Munich Composites:

Shareholder	Common Shares	Preferred Shares	Fully Diluted Shares	Fully Diluted Percentage
BoydBikes, Inc.	1,945,200		1,945,200	49.45%
Cardinal Cycling Group, Inc.	648,400		648,400	16.48%
WAC Manufacturing LLC		1,040,000	1,040,000	26.44%
EAT Investments LP		300,000	300,000	7.63%
TOTAL	2,593,600	1,340,000	3,933,600	100.00%

Set forth below is the pro forma capitalization if Boyd Bikes uses $960,000 of the proceeds from the offering to purchase the remaining 960,000 authorized shares of Preferred Class A Stock.

Shareholder	Common Shares	Preferred Shares	Fully Diluted Shares	Fully Diluted Percentage
BoydBikes, Inc.	1,945,200	960,000	2,905,200	59.37%
Cardinal Cycling Group, Inc.	648,400		648,400	13.25%
WAC Manufacturing LLC		1,040,000	1,040,000	21.25%
EAT Investments LP		300,000	300,000	6.13%
TOTAL	2,593,600	2,300,000	4,893,600	100.00%

The principal terms of Munich Composite's Preferred Class A Stock set forth in Munich Composite's articles of incorporation are as follows:
- **Liquidation Preference**:

- o In the event of a liquidation, dissolution or winding up of Munich Composites (a "***Liquidation Event***"), holders of shares of the Preferred Class A Stock (the "***Preferred Shares***" and "***Preferred Shareholders***") are entitled to receive the return of the "***Original Issue Price***" for the shares (which is $1.00 per share, subject to adjustment for stock splits, stock combinations, stock dividends, recapitalizations and the like) plus all accrued and unpaid dividends prior to any payments with respect to Munich Composite's common shares. After the payment of the foregoing liquidation preference, the remaining assets of Munich Composites available for distribution to is shareholders will be distributed ratably among the holders of the Preferred Shares and Munich Composite's common shares (the "***Common Shares***").
- o Generally, in the event of an Acquisition or an Asset Transfer, holders of the Preferred Class A Stock are entitled to receive from the proceeds of the transaction the greater of (a) the amount they would have received in a Liquidation Event or (b) the amount they would receive if all of the Preferred Shares were converted to Common Shares and then Munich Composites were liquidated, dissolved and wound up.
  - ▪ "***Acquisition***" generally means (1) any consolidation or merger of Munich Composites unless the pre-closing shareholders of Munich Composites hold at least a majority of the voting power of the surviving entity or its parent after closing or (2) any transaction or series of transactions in which more than 50% of Munich Composite's voting power is transferred.
  - ▪ "***Asset Transfer***" generally means any sale, lease, exclusive license or other disposition of substantially all of Munich Composite's assets.
- **Distributional Rights**:
  - o From and after the first anniversary of the date Preferred Shares were first issued (the "***Initial Investment Date***"), dividends accrue on the Preferred Shares as a class at a rate of $40,000 for each calendar month, with the amount per share determined by dividing $40,000 by the number of Preferred Shares then outstanding ("***Accruing Dividends***"). Except in the case of a Liquidation Avent, Acquisition or Asset Transfer, Accruing Dividends are payable only if and when declared by Munich Composite's board of directors. Accruing Dividends will accrue whether or not declared and will be cumulative. Commencing on the second anniversary of the Initial Investment Date, Munich Composites must use its reasonable best efforts to pay a quarterly dividend of $0.02 per Preferred Share which will be credited against the amount of Accruing Dividends owed.
  - o In addition to the Accruing Dividends described above, if Munich Composites pays any dividend on its Common Shares, it must also pay the same dividend on the Preferred Stock determined on an as-converted basis.
  - o Subject to limited exceptions, Munich Composites may not declare or pay any dividends on its Common Shares or purchase or redeem any of its Common Shares, Preferred Shares or shares of any other series of preferred stock without the consent of holders of a majority of the Preferred Shares.

- **Voting Rights**: The Preferred Shares vote on an as converted basis with the Common Shares on which Munich Composite's shareholders are entitled to vote except as otherwise provided in Munich Composite's articles of incorporation, any written agreement among Munich Composites and the Preferred Shareholders or as required by law.
- **Protective Provisions**:
  - For so long as any Preferred Shares remain outstanding, Munich Composites may not take any of the following actions without the approval of holders of a majority of the outstanding Preferred Shares:
    - Alter the rights, powers or privileges of the Preferred Shares or any other series of preferred stock;
    - Increase or decrease the authorized number of the Preferred Shares or the number of shares of any other series of preferred stock;
    - Authorize or create any new class or series of capital stock having rights, powers or privileges set forth in Munich Composite's articles of incorporation that are senior to or on parity with the Preferred Shares; or
    - Amend Munich Composite's articles of incorporation or bylaws in a manner that adversely affects the Preferred Shares.
  - For so long as the outstanding Preferred Shares constitute at least 7.5% of Munich Composite's outstanding capital stock determined on a fully-diluted, as-converted basis, the consent of either the Preferred Director (as defined below) or holders of a majority of the outstanding Preferred Shares is required for any of the following:
    - The expenditure by Munich Composites of $200,000 or more in a single transaction or series of related transactions;
    - The incurrence by Munich Composites of any debt except for unsecured trade payables, credit card debt, export-import financing, receivables factoring or leasing of equipment with a value less than $200,000;
    - Any increase in the number of directors of Munich Composites to more than five;
    - Any Liquidation Event, Acquisition or Asset Transfer, unless, in the case of an Acquisition or an Asset Transfer, the following conditions are met:
      - Each Preferred Shareholder will receive in cash at closing:
        - If the sale occurs on or before the 600th day after the Initial Investment Date, an amount per share equal to or greater than twice the Original Issue Price;
        - If the sale occurs after such 600th day but before the 5th anniversary of the Initial Investment Date, an amount per share equal to or greater than three times the Original Issue Price; or
        - If the sale occurs after the 5th anniversary of the Initial Investment Date, an amount per share that will provide the holder an annualized internal rate of return of 40%; and

- No Preferred Shareholder will be required to give any representations, warranties or indemnities in connection with the sale other than customary limited representations and warranties regarding that Preferred Shareholder's title to its shares and authority to sell the shares, and no Preferred Shareholder will be required to return any proceeds or indemnify any party except in the case of a breach by that Preferred Shareholder of its own limited representations and warranties; or
    - Any transaction between Munich Composites and (i) any of its directors, officers or 10% or greater shareholders, (ii) any relative or spouse or relative of a spouse of any of the foregoing or (iii) any entity or organization that is affiliated with or controlled by any of the foregoing except for the reimbursement of expenses incurred in Munich Composite's business or employee benefits provided to all employees.
- **Board Composition**:
    - The Preferred Shareholders voting as a separate class are entitled to elect one member of Munich Composite's board of directors (the "***Preferred Director***") and to remove or replace such director;
    - The holders of Munich Composite's Common Shares, voting as a separate class, are entitled to elect three members of Munich Composite's board of directors and to remove and replace any of those directors;
    - The Preferred Shareholders and Common Shareholders voting together as a single class on an as-converted basis are entitled to elect one director who is independent from Munich Composites, the Preferred Shareholders and the Common Shareholders; provided however, that any investor who purchases at least $900,000 of Preferred Shares after the Initial Investment Date may opt to elect that director for so long as (1) that Investor holds any Preferred Shares and (2) the outstanding number of Preferred Shares constitutes at least 7.5% of the total outstanding capital stock of Munich Composites determined on a fully-diluted, as converted basis.
    - The foregoing board composition provisions, which are set forth in Munich Composite's articles of incorporation are subject to additional provisions set forth in the Investors' Rights Agreement dated April 16, 2024 among Munich Composites, the Preferred Shareholders and certain Key Holders as specified therein.
- **Conversion**: the Preferred Shares are convertible at any time at the election of the holder into Common Shares, initially on a one-for-one basis, subject to customary adjustment provisions for stock splits, stock dividends and other corporate events.
- **Redemption Rights**. At the request of holders of at least two-thirds of the then outstanding Preferred Shares, at any time on or after the 5th anniversary of the Initial Investment Date, Munich Composites must redeem all of the Preferred Shares at a price equal to the Original Issue Price plus a 25% per annum cumulative return from the Initial Investment Date. The redemption price is payable in three annual

installments commending no more than 60 days after Munich Composites receives the redemption request.

Munich Composites, the Preferred Shareholders and the "***Key Holders***" (defined as BoydBikes and Cardinal Cycling Group Inc.) are parties to an Investor Rights Agreement dated April 16, 2024 (the "***Investor Rights Agreement***"). The principal terms and provisions of the Investor Rights Agreement are summarized as follows:

- **Information Rights.** Preferred Shareholders who purchased more than $300,000 of Preferred Shares and the Key Holders (each a "Major Investor") are entitled to receive unaudited annual and monthly financial statements prepared in accordance with generally accepted accounting principals and practices adopted in the United States ("**GAAP**").
- **Most Favored Nation Status for Boyd Bikes.** Munich Composites will make good faith efforts to prioritize orders from BoydBikes and charge BoydBikes no more than it charges other similarly situated customers.
- **Drag-Along Right.** If (i) holders of a majority of the Common Shares, (ii) holders of a majority of the Common Shares issued or issuable upon conversion of the Preferred Shares and (iii) Munich Composite's board of directors approve an Acquisition or an Asset Transfer, then generally each other shareholder is required to participate in and cooperate with the transaction.
- **Pre-emptive Rights.** Generally, subject to certain limited exceptions, each Major Investor has a pre-emptive right to purchase its pro rata share of any securities issued in the future by Munich Composites. There are no exceptions to these pre-emptive rights for securities issued as equity compensation to Munich Composite's officers, directors, employees or contractors, securities issued as consideration for acquisitions or securities issued to providers of financing.
- **Board of Directors Composition.** The Preferred Shareholders and Key Holders agree to vote their shares so that the members of Munich Composites' board of directors are as follows:
  - One director designated by holders of a majority of the Preferred Shares, which individual shall be designated by WAC Manufacturing, LLC for so long as it owns Preferred Shares;
  - Two directors designated by BoydBikes so long as it owns Common Shares representing at least 20% of Munich Composites' outstanding capital Stock;
  - One director designated by Cardinal Cycling Group, Inc. so long as it owns Common Shares representing at least 7% of Munich Composites' outstanding capital stock; and
  - One director who is independent of Munich Composites, the Preferred Shareholders and the Key Holders and designated by a majority of the other four directors; provided that if an investor purchases $900,000 or more of the Preferred Shares after the Initial Investment Date, that Preferred Shareholder shall be entitled to designate that director.
- Amendments. The Investor Rights Agreement may only be amended with the written consent of Munich Composites and holders of a majority of the Preferred

Shares or Common Shares issued or issuable upon conversion thereof. Any amendment to the board of directors composition provisions also requires the written consent of holders a majority of the Common Shares held by Key Holders.

SUMMARY OF THE OFFERING TERMS

The following are a selection of relevant terms related to classes of stock offered in this offering and method for determining class of stock investors receive. Full details on terms and definitions can be found in the Amended and Restated Articles of Incorporation, the SPV Operating Agreement and Subscription Agreements attached below as exhibits.

Overview of Terms of the Offering

Boyd Cycling is seeking to raise a minimum of $1,000,000 and a maximum of $5,000,000 of capital in this Offering. Boyd Cycling is offering investors an opportunity to invest either (a) directly in shares of BoydBikes' Series A Preferred Stock for investments of $1,000,000 or more (subject to an expected $3 million cap) or (b) in Common Units of Boyd Cycling 2024 SPV, LLC, a South Carolina limited liability company formed and controlled by BoydBikes (the "*SPV*") for investments less than $1,000,000. Investors in shares of Series A Preferred Stock will have direct ownership stake in BoydBikes. The SPV will use the proceeds it receives from the sale of its Common Units in the Offering to purchase shares of BoydBikes' Non-Voting Common Stock. Investors in the SPV's Common Units will therefore have an indirect ownership stake in BoydBykes. The rights, preferences and limitations of the SPV's Common Units and BoydBikes' Series A Preferred Stock and Non-voting Common Stock are summarized below.

Valuation of Each Class of Stock and Units & Purchase Price

Both the Common Units offered by the SPV and the shares of Non-Voting Common Stock of BoydBikes that will be purchased by the SPV with the proceeds of the Common Units are valued as $25 per Unit or share based on a pre-Money valuation of BoydBikes of $6,289,000 (which is valued at $89,000 higher than a December 31, 2023 valuation of BoydBikes). The shares of BoydBikes Series A Preferred Stock are valued at $23.26 per share based on a pre-money valuation of BoydBikes of $5,850,000. Therefore, the purchase price of the Common Units is $25 per unit and the purchase price of the Series A Preferred Stock is $23.26 per share.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an Investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the Company upon closing and the Investor will receive securities in exchange for his or her investment. Vicinity will notify Investors if the minimum offering amount has been met. Unless the Company raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the Company raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.

Material Changes to the Offering

If the Company determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Summary of the Relative Rights, Preferences and Limitations of the SPV's Common Units

Investors holding Common Units in the SPV will have only very minimal voting rights in the SPV. BoydBikes is the manager of the SPV and has total control over the business and management of the SPV.

The Common Units only entitle their holders to non-waivable voting rights required by South Carolina law and the right to remove the manager of the SPV by the vote of holders of two-thirds of the outstanding Common Units (excluding any Affiliate of the Manager) for Cause if the manager fails to cure the Cause within 90 days. "***Cause***" means (A) a non-appealable, final determination by a court of competent jurisdiction that the manager has committed an intentional and material breach of its duties under the SPV's operating agreement which has a material adverse effect on the business of the SPV or the ability of the Manager to perform its duties under the SPV's operating agreement or (B) a non-appealable, final determination by a court of competent jurisdiction that the manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of the SPV's operating agreement which has a material adverse effect on the business of the SPV or the ability of the manager to perform its duties under the SPV's operating agreement.

If and when the SPV receives any distributions from BoydBikes with respect to the BoydBikes Non-Voting Common Stock held by the SPV, the SPV intends to distribute the proceeds to the holders of the SPV's Common Units pro rata in accordance to the number of Common Units held.

The foregoing summary is qualified in its entirety by reference to the terms and provisions of the SPV's operating agreement, a copy of which is set forth in the Exhibits hereto.

Summary of the Relative Rights, Preferences and Limitations of BoydBikes Stock

BoydBikes' articles of incorporation authorize it to issue (1) up to 264,122 shares of Voting Common Stock, (2) 213,180 shares of Non-Voting Common Stock and (3) 167,972 shares of Preferred Stock. The Preferred Stock is divided into two series: (a) 38,972 shares of which are designated as Series Seed Preferred Stock and (b) 129,000 shares of which are designated as Series A Preferred Stock. All of the shares of Common Stock and Preferred Stock have a par value of $0.0001 per share. Prior to this Offering, 212,575 shares of Voting Common Stock were issued and outstanding, 38,972 shares of Voting Common Stock were reserved for issuance upon conversion of the Series Seed Preferred Stock, 12,575 shares of Voting Common Stock were reserved for issuance as equity compensation for BoydBikes' officers, directors, employees or contractors and all 38,972 shares of Series Seed Preferred Stock were issued and outstanding. No shares of Series A Preferred Stock or Non-Voting Common Stock have been issued prior to this Offering.

The summary of BoydBikes' stock set forth above and below is qualified in its entirety by the terms and provisions of BoydBikes' amended and restated articles of incorporation, a copy of which is set forth in the Exhibits hereto.

A. BoydBikes Voting Common Stock and Non-Voting Common Stock

The rights, preferences and limitations of the Non-Voting Common Stock and the Voting Common Stock are identical except that:

1. The shares of Non-Voting Common Stock do not entitle their holders to any voting rights whatsoever except (A) the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of these Articles of Incorporation that significantly and adversely affects the powers, preferences or rights of the Non-Voting Common Stock and (B) the shares of Non-Voting Common Stock shall entitle their holders to one vote per outstanding share of Non-Voting Common Stock on matters for which non-waivable provisions of applicable law require the shares of Non-Voting Common Stock to have voting rights. The shares of Voting Common Stock entitle their holders to one vote per outstanding share on all matters upon which

BoydBikes' shareholders are entitled to vote except for matters on which the designations, rights and preferences of one or more series of Preferred Stock provide exclusive voting rights to the Preferred Stock.

2. If BoydBikes splits, subdivides or combines the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, provided however, that no dividend payable in Voting Common Stock shall be declared on the Non-Voting Common Stock and no dividend payable in Non-Voting Common Stock shall be declared on the Voting Common Stock, but instead, in the case of a stock dividend, each class of Common Stock shall receive such dividend in like stock.

3. In the Board's discretion, the Company may purchase all, or less than all, of the Non-Voting Common Units held by the SPV Company and the SPV Company may, as a result, purchase all, or less than all, of an Investor's Non-Voting Common Stock. If the Board determines to exercise this right, the Board will cause the Company to deliver notice to the SPV Company and any affected Investors. Upon the purchase of the Non-Voting Common Stock, the SPV Company shall deliver to each affected Investor a cash payment determined by the Board based on the fair market value of the Company for the Non-Voting Common Stock.

Except as set forth above, BoydBikes' Voting Common Stock and Non-Voting Common Stock are treated as a single class. Shares of Common Stock have the right to receive non-liquidating distributions and dividends if and when declared by BoydBikes' Board and have the right to receive the net assets of the company upon dissolution after satisfaction of the company's outstanding debts and liabilities and the payment of the preferential liquidation rights of BoydBikes' Preferred Stock described below.

B. BoydBikes Series A Preferred Stock

BoydBikes' Series A Preferred Stock and Series Seed Preferred Stock rank pari passu with respect to all rights to receive dividends and distributions, including but not limited to distributions in connection with any voluntary or involuntary liquidation, dissolution, or winding up of the company or any Deemed Liquidation Event (as defined below).

1. **Liquidation Preference**

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of Boyd Cycling or any Deemed Liquidation Event, before any payment is made with respect to the Common Stock, the holders of shares of Preferred Stock (both the Series A Preferred Stock and the Series Seed Preferred Stock) then outstanding are entitled to receive an amount per share equal to the greater of (a) the Original Issue Price for such shares of Preferred Stock, plus any declared but unpaid dividends thereon, or (b) the amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to the liquidation, dissolution or winding up or Deemed Liquidation Event.

"*Deemed Liquidation Event*" generally means (a) a merger or consolidation involving BoydBikes or involving one of its subsidiaries in which BoydBikes issues shares of its capital stock unless the pre-closing holders of BoydBikes hold a majority of the voting power of the surviving entity or its parent or (b) a sale, lease transfer, exclusive license or other disposition in one transaction or series of related transaction of substantially all of the assets of BoydBikes and its subsidiaries.

2. **Other Distributions and Dividends.**

Except with respect to distributions in connection with any voluntary or involuntary liquidation, dissolution, or winding up of Boyd Cycling or any Deemed Liquidation Event, which are governed as described above, BoydBikes must declare and pay all distributions and dividends pro rata on its Voting Common Stock, Non-Voting Common Stock, Series A Preferred Stock and Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock (determined on an as-converted basis for the Preferred Stock) held by BoydBikes' shareholders.

3. **Voting.**

The shares of Series A Preferred Stock do not entitle their holders to any voting rights except that (A) the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, is required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of the Articles that significantly and adversely affects the powers, preferences or rights of the Series A Preferred Stock and (B) the shares of Series A Preferred Stock entitle their holders to one vote per outstanding share with respect to which non-waivable provisions of applicable law require the shares of Series A Preferred Stock to have voting rights.

4. **Conversion**.

The shares of Series A Preferred Stock are convertible at any time at the option of the holder into a number of shares of Non-Voting Common Stock determined by dividing the Original Issue Price for the Series A Preferred Stock by the Conversion Price for the Series A Preferred Stock then in effect. The "***Conversion Price***" for the Series A Preferred Stock initially means the Original Issue Price for the Series A Preferred Stock, which initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Non-Voting Common Stock, is subject to customary adjustment for (i) stock splits and combinations of the Non-Voting Common Stock, (ii) dividends on the Non-Voting Common Stock payable in additional shares of Non-Voting Common Stock, (iii) dividends on the Non-Voting Common Stock payable in other securities of BoydBikes, (iv) reclassifications, exchanges or substitutions of the Non-Voting Common Stock and (v) mergers or consolidations involving the Non-Voting Common Stock but not the Series A Preferred Stock. All of the shares of Series A Preferred Stock mandatorily convert into shares of Non-Voting Common Stock upon either (a) the closing of the sale of shares of BoydBikes' Common Stock pursuant a public offering under the Securities Act of 1933, as amended or (b) the election of the holders of a majority of the Series A Preferred Stock then outstanding voting as a single class on an as-converted basis.

5. **Redeemed or Otherwise Acquired Shares**.

Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by BoydBikes or any of its subsidiaries will be cancelled and retired and may not be reissued.

6. **Preemptive Rights**.

Each holder of Series A Preferred Stock has the right to purchase up to its Pro Rata Portion of any new equity security or securities convertible into or exercisable or exchangeable for its equity securities ("***New Securities***") that BoydBikes proposes to issue or sell except for (i) shares of Common Stock issuable upon conversion of Preferred Stock or the exercise of options, warrants, or other rights to acquire Common Stock; (ii) any grant to an existing or prospective consultant, employee, officer, or director of BoydBikes for equity compensation; (iii) shares issued in any acquisition by BoydBikes of the stock, assets, properties, or business of any other entity; (iv) shares issued in any merger, consolidation, or other business combination involving BoydBikes, or any other transaction or series of transactions resulting in a change of control; (v) equity securities issued in a public offering registered with the Securities and Exchange Commission; or (vi) equity securities issued to lenders or equipment financings to BoydBikes. "**Pro Rata Portion**" means, the number of New Securities equal to the product of: (i) the total number of New Securities issued by BoydBikes in the transaction; multiplied by (ii) a fraction (x) the numerator of which is equal to the number of outstanding shares of Common Stock owned by the holder of Series A Preferred Shares immediately prior to the transaction, and (y) the denominator of which is equal to the aggregate number of shares of Common Stock outstanding immediately prior to such issuance.

C. BoydBikes Series Seed Preferred Stock

BoydBikes' Series A Preferred Stock and Series Seed Preferred Stock rank pari passu with respect to all rights to receive dividends and distributions, including but not limited to distributions in connection with any voluntary or involuntary liquidation, dissolution, or winding up of the company or any Deemed Liquidation Event.

The rights, preferences and powers of BoydBikes' Series Seed Preferred Stock are generally identical to the rights, preferences and powers of the Series A Preferred Stock except as follows:

1. The Original Issue Price of the Series Seed Preferred Stock is $14.113 per share.
2. The Series Seed Preferred Stock is convertible into shares of BoydBikes' Voting Common Stock rather than Non-Voting Common Stock.
3. The shares of Series Seed Preferred Stock having voting rights and vote on an as-converted basis together with the Voting Common Stock as a single class on all matters on which BoydBikes' shareholders are entitled to vote.
4. The Series Seed Preferred Stock has certain protective provisions - at any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, BoydBikes may not do any of the following without the approval of holders of a majority of the then-outstanding shares of Series Seed Preferred Stock:

a. alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in BoydBikes' articles of incorporation or bylaws in a way that adversely affects the Series Seed Preferred Stock;

b. increase or decrease the authorized number of shares of any class or series of capital stock;

c. authorize or create any new class or series of capital stock having rights, powers, or privileges set forth in BoydBikes' articles of incorporation of that are senior to or on a parity with the Series Seed Preferred Stock;

d. redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving BoydBikes the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

e. declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;

f. increase or decrease the number of directors of BoydBikes; or

g. liquidate, dissolve, or wind-up the business and affairs of BoydBikes or effect any Deemed Liquidation Event.

5. The shares of Series Seed Preferred Stock do not entitle their holders to any pre-emptive rights with respect to new issuances of BoydBikes' securities.

Assignment and Transfer Restrictions

The Common Units and Series A Preferred Stock may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities (the SPV for the Common Units and BoydBikes for the Series A Preferred Stock), (2) to an accredited investor, (3) as part of an offering registered with the Securities and Exchange Commission, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws. Each Investor will be required to sign the Company's Shareholders' Agreement or the SPV's Operating Agreement, both of which further prohibit transfers.

The term "***accredited investor***" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "***Member of the family of the purchaser or the equivalent***" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Other Matters

Minority Ownership

By purchasing the securities, investors will become holders of minority ownership in the Company. As such, they will have the rights of minority investors afforded by general corporate law of the state in which the Company has been formed. With any investment in minority investment in a private company, an investor should be able to bear a complete loss of their investment.

Holders of the majority of the voting rights of the Company may be able to take actions for which investors disagree as a result of their voting control of the equity securities of the company.

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Boyd Johnson	42.25%
Nicole Johnson	42.25%

Officers and Directors

Name: *Boyd Johnson*
Position: *CEO at Boyd Cycling; President of the Company*
Dates: *2009 - Present*
Full-time or Part-Time: *Full Time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Alongside serving as CEO of BoydBikes Inc. since 2009, Boyd Johnson also serves as President of two (2) BoydBikes subsidiaries: Olive Manufacturing Group (since Sept. 2022) and Munich Composites (since Apr. 2024). Boyd Johnson is also the President of Southeast Gravel, which is a gravel cycling event series.

As the founder and chief engineer of his eponymous company, Boyd Cycling, Boyd has become a trailblazer in the cycling industry. His commitment to perfection is evident in every wheel he engineers, with a keen focus on optimizing performance, durability, and aerodynamics. Boyd Johnson has also been at the forefront of incorporating cutting-edge technologies into his designs. From advanced carbon fiber composites to state-of-the-art manufacturing techniques, Boyd has been key to improving the Boyd Cycling manufacturing process.

Name: *Nicole Johnson*
Position: *CoFounder at Boyd Cycling; Secretary and Treasurer of the Company*
Dates: *Jan 2010 - Present*
Full-time or Part-Time: *Full Time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Nicole Johnson has served as president of BoydBikes INC since Jan. 2010. Nicole is a seasoned business developer with experience forging strategic partnerships and cultivating valuable relationships within the cycling industry. Her keen ability to identify opportunities for growth and collaboration has been critical in expanding Boyd.

Nicole is active in the Greenville community serving on NEXT Board of Directors, European American Chamber of Commerce Planning committee and has been pursuing the development of a Pump Track and Skate Park for future cyclists/skaters to enjoy.

Education
Champlain College 1991 - 1993
Associate of Science (A.S.) Public Relations and Communications, Marketing

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Founders Common Shares
Amount outstanding	212,575
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	See above description of the powers and rights of the Voting Common Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	84.51%

Type of security	Series Seed - Preferred Shares

Amount outstanding	38,972
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	See above description of the powers and rights of the Series Seed Preferred Shares
Percentage ownership of the Company by the holders of such Securities.	15.49%

The Company has the following debt outstanding as of December 31, 2023:

Type of debt	Start-Up and Working Capital Loan
Name of creditor	Greenville Local Development Corp.
Amount outstanding	$113,0978
Interest rate	5%
Describe any collateral or security	none
Maturity date	05/01/2029

Type of debt	Equipment Loan
Name of creditor	Appalachian Development Corp.
Amount outstanding	$213,956

Interest rate	5.5%
Describe any collateral or security	Equipment owned by the Issuer
Maturity date	07/01/2037

Type of debt	COVID 19 - Economic Injury Loan
Name of creditor	Small Business Association EIDL
Amount outstanding	$150,000.00
Interest rate and payment schedule	3.75%
Describe any collateral or security	Substantially all Assets of Issuer
Maturity date	12/08/2040

Type of debt	Equipment Loan
Name of creditor	First Palmetto Debt
Amount outstanding	$30,280
Interest rate and payment schedule	5%
Describe any collateral or security	Certain Equipment acquired by the Issuer
Maturity date	08/16/2026

The Company has not conducted any prior Securities offerings in the past three years.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person or Entity	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Wheelman Properties LLC	Common Ownership	Wheelman Properties, LLC is the tenant for the facility and the Company either reimburses rental costs or makes rental payments on behalf of Wheelman Properties, LLC Amounts receivable from Wheelman Properties, LLC at December 31, 2022 relate to insurance and property tax costs paid by the Company on its behalf. The Company intends to settle the amounts due to Wheelman Properties, LLC during the year ending December 31, 2024. The Company received working capital advances of $85,000 and incurred rent expense of $30,854 during the year ended December 31, 2023. Rent expense of $29,760 was paid on behalf of Wheelman Properties, LLC during the year ended December 31, 2022.	2023 $(70,223) 2022 $8,965

Dirty Legs LLC	Common Ownership	Amounts receivable from or payable to Dirty Legs, LLC which is a related party through common ownership are from various operating costs incurred by the entities or and paid by the Company.	2022 - $60
Southeast Gravel LLC	Common Ownership	Amounts receivable from or payable to Dirty Legs, LLC which is a related party through common ownership are from various operating costs incurred by the entities or and paid by the Company.	2023 - $(65)
Olive Manufacturing Group	Common Ownership	Amounts receivable from Olive Manufacturing Group, LLC, who is a related party through common ownership, relate to manufacturing and operating costs incurred by Olive Manufacturing Group, LLC but paid by the Company. The Company anticipates repayment of these amounts during the year ending December 31, 2024. The Company and certain of its stockholders also serve as guarantor for Olive Manufacturing Group, LLC's note payable, which has a principal amount of $225,000. Based on management's assessment, it has not recorded a liability associated with the note payable as it is not expected that the Company will have to perform under the guaranty agreement.	2023 $ 42,222 2022 $ 12,880
Due from Stockholders	Common Ownership	Amounts due from stockholders consist of operating costs paid by certain shareholders in a prior year. Such amounts have been presented as a reduction of equity in the statements of stockholders' equity. Management does not anticipate	2023 - $15,843 2022 - $15,843

		repayment during the year ending December 31, 2024, and therefore has presented the amounts as noncurrent. The amounts due from stockholders do not bear interest.	

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$60,000	6.00%	$300,000
Munich asset and IP purchase completion	94.00%	$940,000	19.20%	$960,000
Marketing + Logistics	0.00%	$0	21.35%	$1,067,000
Sales Team + Growth Capital	0.00%	$0	15.85%	$792,500
Manufacturing Expansion			37.60%	$1,880,000
Total	**100.00%**	**$1,000,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers, escrow related fees, and payment in the form of securities to Vicinity, all of which may be incurred in preparation or completion of the campaign and may be due in advance of the closing of the campaign.

The allocation of the use of proceeds among the categories of anticipated expenditures represents the Board's best estimates based on the current status of the Company's proposed operations, plans, investment objectives, capital requirements, and financial conditions. Future events, including changes in economic or competitive conditions or the completion of less than the total Offering, may cause the Company to modify the above-described allocation of proceeds. The Company's use of proceeds may vary significantly in the event any of the Company's assumptions prove inaccurate. The Board reserves the right to change the allocation of proceeds from the Offering as unanticipated events or opportunities arise.

Business Plan Description

Boyd Cycling is a leading manufacturer of high-performance bicycle wheels, now focusing on bringing all manufacturing capabilities to the Upstate. This strategic move aims to solidify our supply chain, eliminate dependence on Asian providers, mitigate geopolitical risks, and provide high-quality manufacturing jobs to the local community. By localizing production, we aim to achieve significant cost savings by eliminating tariff and shipping costs and reducing long wait times, thereby ensuring smoother and more efficient production processes. Our facilities are equipped with the latest technology, enhancing our production capacity and improving cash flow by avoiding unnecessary delays. Unlike mass-produced wheel companies, our nimble team and localized operations allow us to quickly implement new processes and materials, pushing the boundaries of innovation.

Our operations plan centers on integrating our manufacturing processes within the Upstate facility, utilizing advanced technology to streamline production and reduce shipping and logistics costs. The company plans to allocate investment dollars towards its subsidiary Munich Composites SC to complete the purchase of intellectual property and manufacturing assets. This investment in Munich Composites and its patented carbon-fiber weaving technology should provide the Company with access to superior technology for its wheels and plays a key role in overall manufacturing expansion.

Alongside the manufacturing expansion, Boyd Cycling intends to look to expand into international markets through growing marketing and logistics efforts alongside hiring an experienced sales and executive team. The initial goal will be to hire a management team to grow sales and impact within the EU market. An additional hire could include a Distribution Sales Manager to open 3PL in Europe, Australia, and South America alongside hiring customer service agents for those markets.

With improved economics from localized manufacturing, we anticipate higher profitability and greater potential returns for our shareholders. Our goal is to build a robust and integrated manufacturing operation over the next three years, positioning Boyd Cycling, along with Olive Manufacturing Group and Munich Composites, for a strategic sale. By decreasing the number of production steps and removing complex logistical challenges, we believe we significantly de-risk our supply chain and overall operations.

For more information, please see the slide deck attached as Exhibit ___.

FINANCIAL INFORMATION

Operations

The Company's revenues include $1,297,262 in 2023 and $1,580,998 in 2022 with costs of goods of $645,240 in 2023 and $789,704 in 2022.

Historical performance of the Company has been a net loss of $35,198 in 2023 and a net loss of $16,124 in 2022.

The audited financials display balance sheet activities for the years of 2023 and 2022, including (1) assets: cash in the account in the amount of $130,598 and $110,016 at the end of 2023 and 2022, respectively; respective inventory balances of $438,971 and $465,917, respective net property and equipment balances of $189,781 and $277,760; and respective related party receivables of $42,222 and $21,905; and (2) liabilities: current liabilities in the amount of $98,802 and $131,590 at the end of 2023 and 2022, respectively; respective related party payables of $70,288 and $0; and respective notes payable amounts of $477,946 and 501,085.

Financial milestones include the following targets:
- Equity funding completed: Q4 2024
- Operationalize new production capabilities: Q4 2024
- Hire additional sales and marketing resources: Q1 2025

Liquidity and Capital Resources

The Offering proceeds are a key part of our business plan, as the Company could not complete the asset and IP purchase of Munich Composites, or have the working capital to ramp up operations. Total minimum capital needs are $1,000,000 up to $5,000,000 and are estimated to be obtained via this Reg CF offering (subject to change).

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: Remaining amount to complete purchase of assets of Munich Composites.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through vicinitycapital.com.

Annual Report

The Company plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

RISK FACTORS AND CONFLICTS OF INTEREST

Investing in the offering shares of Series A preferred stock (the "*Series A Shares*") in BoydBikes, Inc., a South Carolina Corporation (the "*Company*"), or in the Non-Voting common stock (the "*Non-Voting Common Stock*") via the crowdfunding special purpose vehicle Boyd Cycling 2024 SPV, LLC, a South Carolina limited liability company (the "*SPV*"), involves a number of significant risks, some of which are set forth below. The Company's business, financial condition and results of operations could be materially and adversely affected by any one or more of such risk factors, as would the underlying value of each investment, and may lead to the complete loss of any investment. THE FOLLOWING RISKS ARE JUST A FEW OF THE MANY SIGNIFICANT RISKS ASSOCIATED WITH THE COMPANY AND DO NOT REPRESENT MOST OR ALL OF THE CURRENT AND FUTURE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY. An investment in the Company is suitable only for investors of substantial means who have no immediate need for liquidity of the amount invested and who can afford a risk of loss of all or a substantial part of such investment.

Certain Risk Factors

Risk Inherent in Development Stage Investments.   The Company is in the development stage and faces all of the risks and uncertainties associated with a new and unproven business. A loss of an investor's entire investment is possible. The timing of profit realization is highly uncertain. Losses are likely to occur early in the Company's life, while a long-time frame for realization of gains is expected.

Development stage companies often experience unexpected problems in the areas of product or service development, manufacturing, marketing, financing, and general management, which, in some cases, cannot be adequately solved.   In addition, such companies may require substantial amounts of financing which may not be available through institutional private placements or the public markets. The percentage of development stage companies that survive and prosper is small.

Risks of Marketing Bicycle Wheels. The Company intends to manufacture bicycle wheels (the "***Wheels***"). The Company has acquired ownership interests in Olive Manufacturing Group and Munich Composites to have manufacturing control of both aluminum and carbon Wheels. The Company has also developed and acquired manufacturing processes and intellectual property that it believes allow it to efficiently manufacture the Wheels. The Company intends to develop all of its manufacturing capabilities in the upstate of South Carolina and focus all of the production of the Wheels domestically. The Company relies on specific supplies and procedures to manufacture the Wheels and if it is not able to obtain the necessary supplies or there are issues with the manufacturing procedures then the Company may not be able to produce the Wheels.

Risks of Manufacturing with Unique Materials. The Company's goal is to use unique manufacturing approaches to manufacture the Wheels using particular materials and processes. It is possible the Company may have difficulties manufacturing the Wheels using these materials rather than cheaper or foreign imported materials. In the event, the Company encounters issues with the manufacturing of the Wheels it could result in a material adverse effect on the performance of the Company.

Risks Associated with Acquisition of Materials. The Company uses specific materials in the manufacturing of the Wheels. It is possible the Company could have difficulties obtaining the materials that are required for the manufacture of the Wheels. If the Company is not able to obtain the specific materials it used for its unique production of the Wheels then it will be unable to manufacture the Wheels and unable to fulfill orders from customers. The inability to complete customer orders would have a material adverse effect on the Company and may make it impossible for the Company to stay in business.

Growth is Dependent on a Market for the Wheels. The Company's business plan is primarily focused on the selling of the Wheels. This requires the development and growth of a market for the Wheels and willingness of consumers to purchase these Wheels. In the event a market does not develop or does not grow for the Wheels then it will likely be impossible for the Company to achieve its goals and it may be difficult for the Company to stay in business. The Company's future will be dependent on consumer's willingness to purchase the Wheels and the Company cannot guarantee such market will develop.

Risks Associated with the Company's Strategy. The Company's principal strategy is to manufacture and sell the Wheels. There is no assurance that the Company will generate revenues or profits or will meet its projections from the production and sale of the Wheels. Future growth will depend upon the successful production and growth of relationships within the industry to those that will use the Wheels. An investment in the Company is speculative and there is no assurance that Investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Costs of the Manufacture of the Wheels. The costs associated with the equipment and materials necessary to make the Wheels are variable, and if the costs are higher than anticipated, it could negatively impact the profitability of the Company. The Company may not be able to meet its projections if the costs of materials are higher than anticipated.

Industry is Competitive. The Company's industry included other large, well-established wheel manufacturers. Bicycle wheels similar to the Wheels have been manufactured through traditional methods and by traditionally large members of the industry for a significant period of time. There are significant risks the Company will not successfully establish itself in the industry and the industry will not accept the Wheels. In the event the Company does not successfully establish itself in the industry it will likely not meet its projects or achieve success.

The Company only owns part of Olive Manufacturing and Munich Composites. The Company owns a 75% ownership interest in Olive Manufacturing. Munich Composites is currently capitalized with 1,340,000 of "preferred class A shares" and 2,593,600 of common stock. The Company owns 1,945,200 of the common stock and no "preferred class A shares." The Company intends to use cash raised in this offering to purchase all of the remaining authorized but unissued preferred class A shares" in Munich Composites (currently, there are 960,000 such shares authorized but unissued). Because the Company does not own all of Olive Manufacturing or Munich Composites, not all of the profits will flow to the Company and they will flow to other investors.

The different owners in each of Olive Manufacturing and Munich Composites may create conflicts of interests among the Board, as well as the Company's principals, and also about how they divert their attention and efforts. There can be no assurances that the Board or the Company's principals may focus on the Company's activities over those of Olive Manufacturing or Munich Composites. Additionally, certain owners may have veto rights at Olive Manufacturing or Munich Composites which may impact the Company or any exit strategy.

Munich Composites is required to pay a substantial dividend every year to its preferred investors. Beginning on April 15, 2025, dividends at a rate of $40,000 per month (or $480,000 per year) accrue on the "preferred class A shares" in Munich Composites. Beginning on April 15, 2026, Munich Composites is required to pay a quarterly dividend equal to 2 cents per share of Preferred Class A (currently, there are 2,300,000 shares authorized, which would equate to a quarterly dividend of $46,000 or a yearly dividend of $184,000). Currently, the Company does not own any "preferred class A shares" in Munich Composites, though the Company intends to purchase all of the remaining authorized but unissued preferred class A shares" in Munich Composites (currently, there are 960,000 such shares authorized but unissued). This dividend payment schedule could adversely hamper the operations of Munich Composites or put inordinate pressure on cash flow and operations in Munich Composites.   Additionally, the accruing dividend will dilute the common shareholders (currently just the Company and Cardinal Cycling Group, Inc.) and adversely affect the Company's investment in Munich Composites.

The Series A Preferred Stock and the Non-Voting Common Stock are not priced at the value given by Practical Growth Advisors. The Company had Practical Growth Advisors conduct a valuation which shows the Company being valued at $6,200,000 as of December 31, 2023. The Series A Preferred Stock is priced as if the Company was valued at $5,850,000. The Non-Voting Common Stock is priced as if the Company was valued at $6,289,000.

Long-Term Investment. An investment in the Company is a long-term commitment, and there is no assurance of any distribution to the Investors.

Limited Transferability of Securities; Withdrawals. The Company's governance documents, including, but not limited to the Company's Shareholders' Agreement and the SPV's Operating Agreement, and applicable securities laws will impose substantial restrictions upon the transferability of the Series A Preferred Stock or the Non-Voting Common Stock. There is no public or other market for Series A Preferred Stock or the Non-Voting Common Stock, and it is not expected that such a market will develop. Withdrawal of Investors from the Company generally will not be permitted, although the governance documents may specify certain limited circumstances under which an Investor may be entitled, or required, to withdraw from the Company. A withdrawn Investor may not be entitled to immediate payment for its interest in the Company. Any withdrawal of an Investor may reduce the amount of Company capital available for investment or other activities.

Changes in Environment. The Company's investment strategy is intended to extend over a period of years, during which the business, economic, political, regulatory, and technology environments within which the Company operates are expected to undergo substantial changes, some of which may be adverse to the Company. The Board will have the exclusive right and authority (within limitations set forth in the Organizational Documents) to determine the manner in which the Company will respond to such changes, and investors generally will have no right to withdraw from the Company or to demand any modifications to the Company's operations in consequence thereof.

Uninsured Losses; Expensive Premiums for Insurance. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution, or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums the borrower pays for coverage. Such insurance policies may not be available at reasonable cost, if at all, which could inhibit the value of the Company's investment.

Operating Deficits. The expenses of operating the Company (including, without limitation, the reimbursement of the organizational costs) may continue to exceed its income, thereby requiring that the difference be paid out of the Company's capital, reducing the Company's investments and potential for profitability. The Company has operated at a deficit the prior two years.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. It is expected that the Company will conduct future offerings, which will dilute the Investors' ownership in the Company e. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan and continue to grow.

Impact of Pandemics. The global impact of pandemics have prompted precautionary and defensive government-imposed closures and restrictions on certain travel and business activities, including the institution of quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Such measures—as well as the actual and threatened spread of a pandemic globally—have had, and may continue to have, material adverse effects on the global economy, and the extent to which the spread of a pandemic causes similar responses could adversely impact the Company's performance.

War in Ukraine and Israel/Gaza Strip. On February 24, 2022, Russian troops began a full-scale invasion of Ukraine and the countries remain in active armed conflict. Around the same time, the United States, the United Kingdom, the European Union, and several other nations announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russia-backed separatist regions in Ukraine, and certain banks, companies, government officials, and other individuals in Russia and Belarus.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel's southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets, followed by extensive rocket attacks on the Israeli population and industrial centers located along the Israeli border with the Gaza Strip. These attacks have resulted in thousands of deaths and injuries. Shortly following the attack, Israel declared war against Hamas and continues to conduct extensive military operations in the Gaza Strip. The intensity and duration of the war against Hamas, and the economic implications on the worldwide and regional economy are difficult to predict.

The ongoing conflicts and the rapidly evolving measures in response could be expected to have a negative impact on the economy and business activity globally and therefore could adversely affect the performance of the Company's investments. The severity and duration of the conflicts and their impact on global economic and market conditions are impossible to predict, and as a result, could present material uncertainty and risk with respect to the Company and the performance of its investments and operations, and the ability of the Company to achieve its investment objectives.

Reliance on Individuals Managing the Company. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of the Board and in particular, Boyd and Nicole Johnson. The loss of a member of the Board could have a material, adverse effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Moreover, the Board and Boyd and Nicole Johnson will not be required to devote their time and attention exclusively to the Company. As noted above, members of the Board, and Boyd and Nicole Johnson, in particular, have substantial roles in Olive Manufacturing and Munich Composites, as well as in other entities they own. Additional individuals may be appointed or may be admitted to the Board following the Company's initial closing, and the Investors will have no power to prevent any specific person from being so appointed or admitted to the Board as a member thereof. Within the Board, the economic, voting, and other rights of the individual equity holders of the Board will be determined by agreement among such equity holders and will be subject to change, without notice to the Investors, from time to time. The Investors will not be permitted to evaluate investment opportunities or relevant business, economic, financial, or other information that will be used by the Board in making decisions. Except as specifically provided in the Articles or the Bylaws, the Board will have the exclusive right and power to manage the Company's business and affairs.

Any prior experience that the Board may have in making investments of the type expected to be made by the Company was obtained under different market conditions, and there can be no assurance that the Board will be able to duplicate prior levels of success or achieve success at all.

Reliance on Third Parties. The Board and the Company may require, and rely upon, the services of a variety of third parties, including but not limited to attorneys, accountants, bankers, brokers, custodians, consultants, and other agents. Failure by any of these third parties to perform their duties or otherwise satisfy their obligations to the Company could have a material adverse effect upon the Company. Except as otherwise provided in the Bylaws, the fees and costs associated with such third parties will be paid by the Company.

Side Agreements. At its discretion, the Board may enter into one or more "side letters" or similar agreements with certain Investors pursuant to which the Board grants to such Investors specific rights, benefits, or privileges that are not made available to Investors generally. Such agreements will be disclosed only to those actual or potential Investors that have separately negotiated with the Board for the right to review such agreements. Notwithstanding the foregoing, prospective investors should be aware that the Board generally follows a policy of not issuing side letters. Prospective investors who typically require side letters should anticipate that their requests for a side letter in respect of the Company will be denied.

No Assurance of Confidentiality. As part of the subscription process and otherwise in their capacity as Investors, investors will provide significant amounts of information about themselves to the Board and the Company. Such information may be made available to other Investors, third parties that have dealings with the Company, and governmental authorities (including by means of securities law-required information statements that are open to public inspection).

Lack of Diversification. The Company is expected to be concentrated solely in the manufacture and sale of the Wheels, increasing the vulnerability of the Company from one that is more diversified.

Investors in Non-Voting Common Stock will be through a special purpose vehicle and those Investors will not be a direct owner of the Company. The Company has formed a special purpose vehicle, the SPV, for Investors investing in Non-Voting Common Stock. These Investors will not be a direct owner of the Company, but rather they will be an indirect owner of the Company. Investors in Series A Preferred Stock will be shareholders in the Company.

Call Right. The Company has the ability to have the Company and the SPV repurchase Non-Voting Common Stock from an Investor for any reason and at any time at the fair market value of such Non-Voting Common Stock.

Exculpation and Indemnification. The Bylaws contains provisions that relieve the Board, officers, and employees of liability for certain improper acts or omissions. For example, the Board generally will not be liable to the Investors or the Company for acts or omissions that are taken in good faith and in a manner reasonably believed to be in, or not opposed to, the Company's best interests. To the extent permitted by the applicable law and Bylaws, the Company may even indemnify the Board against liability to third parties resulting from such improper acts or omissions.

Notwithstanding any applicable provisions of the Bylaws, Investors may have, or be entitled to, rights, claims, causes of action or remedies that cannot be waived or forfeited under applicable law. In particular, Investors should consult with their own legal counsel before concluding that any particular claims against the Board or its beneficial owners have been waived or forfeited by virtue of the Bylaws or otherwise.

Taxation. Risks associated with certain tax matters are discussed under the heading Certain Material U.S. Tax Considerations, which prospective investors should read carefully. Prospective investors are urged to consult their own tax advisors with respect to their own tax situations and the effects of an investment in the Company.

ERISA. Each prospective investor is urged to consult with its own legal counsel in respect of matters regarding ERISA. Without limitation, a prospective investor that is a fiduciary under ERISA should carefully consider whether an investment in the Company would be consistent with its fiduciary duties under Title I of ERISA.

In general, under U.S. Department of Labor Regulation Section 2510.3-101 et seq. (the "**ERISA Plan Assets Regulation**"), the Company's assets would be deemed to include ERISA "plan assets" if: (x) one or more Investors were an "ERISA plan"; and (y) total participation in the Company by "Benefit Plan Investors" were "significant" (all within the meaning of the ERISA Plan Assets Regulation, as modified by the U.S. Pension Protection Act of 2006). Benefit Plan Investors include all ERISA regulated pension, 401(k), IRA, and similar plans, as well as certain other plans listed in Section 4975 of the U.S. Internal Revenue Code. In general, participation by Benefit Plan Investors in the Company would not be deemed significant if less than 25 percent of the Company's total capital were provided by such investors.

It is the current intent of the Board to monitor the investments in the Company to ensure that the aggregate investment by Benefit Plan Investors does not equal or exceed 25% of the value of any class of the shares in the Company (or such higher percentage as may be specified in regulations promulgated by the DOL) at any time, so that assets of the Company will not be treated as "plan assets" under ERISA.

Legal Counsel. Documents relating to the Company, including the Subscription Agreement to be completed by each Investor, will be detailed and often technical in nature. Legal counsel to the Company will represent the interests solely of the Board and the Company, and will not represent the interests of any Investor. Moreover, each investor is required to waive any actual or potential conflicts of interest between such investor and legal counsel to the Company. Accordingly, each investor is urged to consult with its own legal counsel before investing in the Company or making any other decisions regarding Company matters.

In advising as to matters of law (including matters of law described in this Subscription Agreement), legal counsel to the Company has relied, and will rely, upon representations of fact made by the Board and other persons. Such advice may be materially inaccurate or incomplete if any such representations are themselves inaccurate or incomplete. Legal counsel to the Company generally has not undertaken and will not undertake independent investigation with regard to such representations. Legal counsel's representation of the Company is and will be limited to specific matters and will not address all legal or related matters that may be material to the Board or the Company. Moreover, legal counsel has not undertaken to monitor the compliance of the Board or the Company with any laws, regulations, agreements, or other matters. It will be the responsibility of the Board to monitor such compliance and to obtain the advice of counsel as the Board deems necessary or appropriate.

Factual Statements/Track Record Information. Certain factual statements made in this Subscription Agreement or in any Offering Materials are based upon information from various sources believed by the Board and the Company to be reliable. The Board and the Company have not independently verified any of such information and will have no liability for any inaccuracy or inadequacy thereof. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party (including legal counsel to the Company and the Board) has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Subscription Agreement or in any Offering Materials. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, track record, skills, contacts, or other attributes of the Board or to the anticipated future performance of the Company.

Investors are cautioned about relying upon information within this Subscription Agreement or any Offering Materials that presents, or is based upon, valuations of private company securities or securities that are otherwise subject to limitations on marketability (such as underwriters' lock-ups or restrictions associated with a board of directors position held by a member of the Board). While all such information in this Subscription Agreement or in any Offering Materials is presented by the Board in good faith, there can be no assurance that explicit or implicit valuations of the Company reflect true fair market value.

Investors are cautioned about the interpretation of track record and similar information relating to prior financial performance, whether contained in this Subscription Agreement or in any Offering Materials. The private fund industry lacks a comprehensive set of generally accepted rules for calculating and presenting rates of return and other elements of financial performance. Direct comparisons of track record and similar information contained in this Subscription Agreement or in any Offering Materials with corresponding information in marketing and other materials relating to other funds may be misleading.

Investment track record and other background information presented in this Subscription Agreement or in any Offering Materials with respect to the Board are not comprehensive. In particular, the information set forth in this Subscription Agreement or in any Offering Materials should not be interpreted as an exhaustive presentation of investments with which such Board has been involved, their professional and other accomplishments, or their business experience.

During the term of the Company, the Board will provide to the Investors reports and other information regarding the condition of the Company. The Board's duties, obligations, and liability to the Investors with respect to the content, completeness, and accuracy of such information will be determined solely under the Bylaws.

The performance of any prior investments or funds is not necessarily indicative of the Company's future results. While the Board intends for the Company to successfully implement its investment strategy, there can be no assurance that targeted results will be achieved. Loss of principal is possible on any given investment.

Definitive Terms and Conditions. Portions of this Form C describe specific terms and conditions expected to be set forth in the Company's governance documents. The actual terms and conditions set forth in the Company's governance documents may vary materially from those described in this Form C for a variety of reasons including negotiations between the Board and prospective Investors prior to the Company's initial closing as well as formal amendments to the Company's governance documents following such closing. Moreover, the Company's governance documents will contain highly detailed terms and conditions, many of which are not described fully (or at all) in this Form C. In all cases, the Company's governance documents will supersede this Form C. Prospective investors are urged to carefully review the Company's governance documents, and must also be aware that, pursuant to the rules governing amendments set forth in the Company's governance documents, certain types of amendments to the B Company's governance documents may be adopted with the consent of less than all or any Investors.

Lack of Investor Control. Subject to the implementation of the investment limitations set forth in the Bylaws or subject to applicable law, the Board has complete discretion with respect to the Company's activities. The Investors will not make decisions with respect to the management, disposition, or other realization of any investment made by the Company, or other decisions regarding the Company's business and affairs.

Information Technology Risks. The Board and the Company depend heavily on the internet, information technology, and other operational systems, whether ours or those of others (*e.g.*, custodians, financial intermediaries, and other parties to which we outsource the provision of services or business operations). These systems may fail to operate properly or become disabled as a result of events or circumstances beyond our or their control. Further, despite implementation of a variety of risk management and security measures, our information technology and other systems, and those of others, could be subject to physical or electronic break-ins, unauthorized tampering, or other security breaches, resulting in a failure to maintain the security, availability, integrity, and confidentiality of data assets. Technology failures or cyber security breaches, whether deliberate or unintentional, including those arising from use of third-party service providers, as well as failures or breaches suffered by the Company, Olive Manufacturing, or Munich Composites, could delay or disrupt our ability to do business and service our clients, harm our reputation, require additional compliance costs, subject us to regulatory inquiries or proceedings and other claims, lead to a loss of clients, or otherwise adversely affect our business or the funds we manage.

With the increase of cyber security incidents affecting many companies, we are susceptible to operational, information security, and related cyber risks. Cyber-attacks include, but are not limited to, gaining unauthorized access to systems (*e.g.*, through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber incidents affecting us or our service providers have the ability to cause disruptions and will impact business operations.

Certain Potential Conflicts of Interest

Conflicts of Interest. The Company is subject to a number of actual and potential conflicts of interest as set forth below:

(a) The other activities of the Board, as well as Boyd and Nicole Johnson, may create conflicts of interest with the Company with respect to the time devoted to managing the Company. The Board, as well as Boyd and Nicole Johnson, will devote such time to manage the Company as they, in their sole discretion, deem necessary. Further, the Board's, as well as Boyd and Nicole Johnson's, judgment may be affected by additional conflicts of interest. The Board, as well as Boyd and Nicole Johnson, will attempt to resolve all such conflicts in a manner that is fair to all interests.

(b) The Board, as well as Boyd and Nicole Johnson, may cause the Company to enter into transactions with persons affiliated with the Company.

During the Company's term, many different types of conflicts of interest may arise, and this Form C does not purport to identify all such conflicts. Investors ultimately will be heavily dependent upon the good faith of the Board.

Risks relating to conflicts of interest are not limited to conflicts affecting the Board or the individuals managing the Company. The Investors are expected to have widely differing interests on a variety of tax, regulatory, business, investment profile, and other issues. This may, in turn, give rise to a number of risks that the Investors as a group will not act in a manner consistent with the best interests of the Investors as a group or the best interests of the Company itself. For example, an Investor may decline to provide its consent to a proposed action by the Company or the Board due to goals or incentives that are unique to such Investor and in conflict with the interests of the Company or other Investors. Furthermore, conflicts of interest among the Investors likely will make it impracticable for the Board to manage the affairs of the Company in a manner that is viewed as optimal by all Investors, and the Board will be under no obligation to do so. In general, prospective investors should assume that the Board will not take their unique interests into account when managing the Company's affairs.

Diverse Investor Group. The Investors may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual Investors may relate to or arise from, among other things, the nature of investments made by the Company, the structuring or the acquisition of investments, and the timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with decisions made by the Board, including with respect to the nature or structuring of investments, that may be more beneficial for one investor than for another investor, especially with respect to investors' individual tax situations. In addition, the

Company may make investments which may have a negative impact on, or compete with, related investments made by the Investors in separate transactions. In selecting, structuring, and managing investments appropriate for the Company, the Board will consider the investment and tax objectives of the Company and its Investors as a whole, not the investment, tax, or other objectives of any Investor individually.

Waiver. By investing, each Investor will be deemed to have acknowledged the existence of such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Cautionary Statements Regarding Forward-Looking Statements. Certain statements in this Form C constitute "forward-looking statements." Such forward-looking statements, including the intended actions and performance objectives of the Company, Olive Manufacturing, and/or Munich Composites involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, Olive Manufacturing, and/or Munich Composites to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this Form C speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

THE FOREGOING LISTS OF RISK FACTORS AND CONFLICTS OF INTEREST DO NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS MUST READ THE ENTIRE FORM C AND ALL EXHIBITS BEFORE DETERMINING WHETHER TO INVEST IN THE COMPANY. ALL POTENTIAL INVESTORS SHOULD OBTAIN PROFESSIONAL GUIDANCE FROM THEIR TAX AND LEGAL ADVISORS IN EVALUATING ALL OF THE TAX IMPLICATIONS AND RISKS INVOLVED IN INVESTING IN THE COMPANY.

CERTAIN MATERIAL U.S. INCOME TAX CONSIDERATIONS

General

The following discussion summarizes certain material U.S. Federal income tax considerations generally applicable to persons considering the acquisition of shares in the Company. The discussion does not deal with all tax considerations that may be relevant to specific investors or classes of investors in light of their unique circumstances. In particular, the discussion does not address any considerations applicable to persons that acquire shares in connection with the performance of services. Furthermore, no U.S. Federal estate or gift, state, local, alternative minimum or non-U.S. tax considerations are addressed.

Except where specifically addressing considerations applicable to tax-exempt or non-U.S. investors, the discussion assumes that each Investor is a U.S. citizen or resident individual, or a corporation or other entity treated as a corporation for U.S. income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia that is not tax-exempt. The discussion is based upon existing law as contained in U.S. Federal statutes, regulations, administrative rulings and judicial decisions in effect as of the date hereof. Future changes to these laws may, on either a prospective or retroactive basis, give rise to materially different tax considerations than those reflected in this summary. Finally, no rulings have been or will be requested from any governmental tax authorities as to any matter, and there can be no assurance that such authorities will not successfully assert a position contrary to one or more of the legal conclusions discussed herein.

ALL PERSONS CONSIDERING AN INVESTMENT IN THE COMPANY ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF SUCH INVESTMENT.

U.S. Federal Income Tax Considerations of the Company

Classification of the Company as C-Corporation. The Company will be treated as an C-Corporation and taxable as a corporation for U.S. Federal income tax purposes with the U.S. Internal Revenue Service (the "***IRS***"). Investors should consult their tax advisors as to the specific consequences of investing in an C-Corporation.

Trade or Business Status. The Company intends to take the position for U.S. Federal income tax purposes that its operations and activities constitute an active conduct of a trade or business.

Passive Activity Loss Rules and Other Limitations. For certain U.S. investors (including individuals, estates, trusts and certain closely-held corporations), the ability to utilize tax losses allocated to such U.S. investors by the Company may be limited under the "at risk" limitations in Section 465 of the Code, the "passive activity loss" limitations in Section 469 of the Code and/or other provisions of the Code. Prospective U.S. investors should consult with their own tax advisors regarding the potential applicability of the "at risk," "passive activity loss" and other limitations that may be applicable to them under the Code.

Qualified Small Business Stock. Certain U.S. Federal income tax benefits may be available to noncorporate Investors in connection with the Investor's purchase and sale of "qualified small business stock" as defined in Section 1202 of the Code. However, there are numerous requirements that must be satisfied for stock to be qualified small business stock (including that the issuer be a domestic "C" corporation and engage in qualifying trade or business activities) and a number of these requirements must continue to be satisfied even after the date of issuance. Moreover, the Company will be under no obligation to obtain, develop, maintain or report to the Investors any information, books or records associated with the qualification of stock as qualified small business stock or the ability of Investors to obtain U.S. Federal income tax benefits associated therewith. Accordingly, there can be no assurance that a noncorporate Investor will obtain any U.S. Federal income tax benefits associated with the purchase and sale of the Company's stock. Noncorporate Investors are urged to consult their own tax advisers concerning the application of these rules to them, including the potential exclusion from gross income of certain gains recognized in connection with the disposition by the Company of "qualified small business stock" if held for more than five years, and the potential application of the "gain rollover" rules contained in Section 1045 of the Code. The Company makes no representation about whether Investors will benefit from Section 1202. Additionally, Investors investing through the SPV will not be able to benefit directly from Section 1202.

Tax-Exempt Investors. It is anticipated that the Company's income will consist principally, if not exclusively, of dividends and interest as well as gains from the disposition of capital assets or other property not held for sale in the ordinary course of business. However, Investors that are tax-exempt entities for U.S. federal income tax purposes should be aware that the Board is under no obligation to minimize recognition by the Company of income or gain that, with regard to such investors, is "unrelated business taxable income" ("*UBTI*") within the meaning of Sections 511-514 of the Code.

U.S. Federal Income Tax Considerations of the SPV Company.

Classification of the SPV Company as a Partnership. A domestic limited liability company such as the SPV Company generally will be treated as a partnership rather than as an association taxable as a corporation for U.S. Federal income tax purposes unless it files an affirmative election with the U.S. Internal Revenue Service (the "IRS") to be classified as an association taxable as a corporation. The SPV Company will not file such an election with the IRS, and thus the SPV Company expects, subject to the potential application of the "publicly traded partnership" provisions discussed below, to be treated as a partnership for U.S. Federal income tax purposes.

An entity that would otherwise be characterized as a partnership for U.S. Federal income tax purposes may be taxed as a corporation if the entity is a "publicly traded partnership" within the meaning of Section 7704 of the U.S. Internal Revenue Code (the "Code"). The SPV Company believes that it will be able to satisfy certain applicable safe harbor tests set forth in the U.S. Treasury Regulations promulgated under the Code so that it will not be treated as a "publicly traded partnership"; however, there can be no assurance that this will be the case.

If the SPV Company were in fact to be classified as a "publicly traded partnership" and did not satisfy a test related to the composition of its income in any Company taxable year (which test the SPV Company does not expect it would be able to satisfy), it would be subject in that taxable year and all future Company taxable years to U.S. Federal income tax at corporate tax rates and to all provisions of the Code applicable to a corporate entity, and the Investors in the SPV Company would be treated as corporate shareholders and not as partners of a partnership. Income, gains, losses, deductions, and credits of the SPV Company would not be passed through to the Investors in the SPV Company, and distributions would, to the extent of the current and accumulated earnings and profits of the SPV Company, be taxable as dividend income to the Investors in the SPV Company.

The remainder of this discussion assumes that the SPV Company will be classified as a partnership that is not a "publicly traded partnership" for U.S. Federal income tax purposes. Under those circumstances, the SPV Company will not itself be subject to U.S. Federal income tax, and the Investors in the SPV Company will be taxed in the manner described below.

Effect of Partnership Status. As an entity classified as a partnership for U.S. federal income tax purposes, the SPV Company generally will not be subject to U.S. Federal income tax. Instead, each Investor in the SPV Company will be required to report on such Investor in the SPV Company's U.S. Federal income tax return its allocable share of the SPV Company's items of income, gain, loss and deduction generally as if the items had been recognized directly by such Investor in the SPV Company. Accordingly, a Investor in the SPV Company generally will be required to pay tax on its allocable share of the SPV Company's net income or gain in the year recognized without regard to whether the SPV Company makes a corresponding cash distribution. Certain noncorporate Investors in the SPV Company may be subject to an additional 3.8 percent tax on all or a portion of their "net investment income," which may include all or a portion of such Investor in the SPV Company's share of the SPV Company's net income or gain. An Investor in the SPV Company's ability to deduct losses of the SPV Company is subject to limitations, including as further described below. Except as described in the following paragraph, distributions (as opposed to allocations of taxable income or gain) received by an Investor in the SPV Company from the SPV Company generally will not be subject to tax.

The Manager will have the authority to designate the "Partnership Representative." The Partnership Representative, as applicable, will have the authority under the Operating Agreement to make, or decline to make, all applicable tax elections on behalf of the SPV Company (including an election under Section 754 of the Code to adjust the tax basis of certain Company assets in connection with a distribution of property to an Investor in the SPV Company or the transfer of an interest in the SPV Company).

Exhibits:

A. Articles of Incorporation for BoydBikes, Inc.
B. Boyd Cycling 2024 SPV, LLC Operating agreement
C. Boyd Cycling 2024 SPV, LLC Subscription agreement
D. BoydBikes, INC Subscription Agreement
E. Shareholders Agreement - BoydBikes
F. Term Sheet
G. Audited Financials
H. Testing the Waters materials

A. Articles of Incorporation for BoydBikes, Inc.

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

AMENDED & RESTATED
ARTICLES OF INCORPORATION

BoydBikes, Inc. hereby amends and restates its Articles of Incorporation originally filed on September 16, 2009 (the "***Original Articles***"), as set forth herein (as amended, the "***A&R Articles***"). These A&R Articles supersede the existing Original Articles and all amendments thereto. Pursuant to Section 33-10-107 of the 1976 South Carolina Code of Laws, as amended, (the "***Act***") the Corporation hereby submits the following information:

1. **NAME.** The name of the Corporation is BoydBikes, Inc. (the "***Corporation***").

2. **ORIGINAL ARTICLES.** The original articles of incorporation were filed on September 16, 2009.

3. **OFFICE AND AGENT.** The address of the Corporation's registered office in the State of South Carolina is located at 143 Old Altamont Ridge Rd, Greenville, SC 29609. The name of the Corporation's registered agent at such address is Boyd C. Johnson, II.

4. **STOCK.** The Corporation is authorized to issue three classes of stock as follows:

Class of Shares	Authorized Number of Each Class
Voting Common Stock	264,122 shares
Non-Voting Common Stock	213,180 shares
Preferred Stock	167,972 shares

The Corporation's shares of stock shall all have a par value of $0.0001.

The relative rights, preferences, and limitations of the shares of each class, and of each series within a class are as follows:

A. **Common Stock**. Authority is hereby expressly granted to and vested in the Board of Directors of the Corporation (the "***Board***") to provide for the issue of two classes of common stock, of which 264,122 shares shall be designated as Voting Common Stock ("***Voting Common Stock***") and 213,180 shares shall be designated as Non-voting Common Stock ("***Non-Voting Common Stock***," and together with Voting Common Stock, "***Common Stock***").

1. Voting Rights. The holders of record of shares of Voting Common Stock shall be entitled to unlimited voting rights equating to one (1) vote per outstanding share of Voting Common Stock on all matters upon which shareholders are entitled to vote except for matters on which the designations, rights and preferences of one or more series of Preferred Stock provide exclusive voting rights to the Preferred Stock. The shares of Non-

Voting Common Stock shall not entitle their holders to any voting rights whatsoever except that (A) the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of these Articles of Incorporation that significantly and adversely affects the powers, preferences or rights of the Non-Voting Common Stock contained herein and (B) the shares of Non-Voting Common Stock shall entitle their holders to one vote per outstanding share of Non-Voting Common Stock with respect to which non-waivable provisions of applicable law require the shares of Non-Voting Common Stock to have voting rights.

2.   Other Rights. Shares of Common Stock shall have distribution, dividend, and liquidation rights granted by law or declared by resolution or resolutions of the Board from time to time, except that in the absence of the establishment of liquidation rights for one or more series of Preferred Stock (either preferentially to, or on a parity with, the Common Stock) as provided below, the holders of record of shares of Common Stock shall be entitled to receive the net assets of the Corporation upon dissolution. The distribution, dividend, and liquidation rights associated with the shares of Common Stock will be subordinated only to the comparable distribution, dividend, or liquidation rights associated with shares of certain series of Preferred Stock, if any, but only to the extent such preferences, if any, are established for one or more series of Preferred Stock.

3.   Except as otherwise provided herein, Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation), be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction) and shall be treated as a single class with the Voting Common Stock; provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further, no dividend payable in Voting Common Stock shall be declared on the Non-Voting Common Stock and no dividend payable in Non-Voting Common Stock shall be declared on the Voting Common Stock, but instead, in the case of a stock dividend, each class of Common Stock shall receive such dividend in like stock.

4.   Conversion of Previously Existing Common Stock. Effective upon the filing of these A&R Articles with the Secretary of State of the State of South Carolina, each share of Common Stock of the Corporation that is issued and outstanding immediately prior to the effective time of such filing shall automatically, and without any further action by the Corporation or any other person, be reclassified and converted into one validly issued, fully paid and non-assessable share of Voting Common Stock.

5.   Corporation's Call Right with Respect to the Non-Voting Common Stock. The Board shall have the authority to cause the Corporation, at any time, to purchase

all, or less than all, of the shares of Non-Voting Common Stock held by any shareholder of the Corporation ("**Call Right**"). A Call Right is exercisable by the Board causing written notice to be timely delivered to the holder of shares of Non-Voting Common Stock. If the Board causes the Corporation to exercise its Call Right in this Section A(5), then the Corporation shall purchase such shareholder's shares of Non-Voting Common Stock at the fair market value of the shares. The fair market value shall be determined by the Board, in good faith, based on the amount the Board reasonably believes the shareholder would receive with respect to its Non-Voting Common Stock if the Corporation sold its business, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing. The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the shares of Non-Voting Common Stock and take all necessary actions as provided in this Section. If the Board causes the Corporation to exercise an option hereunder, but the Corporation fails to tender the required consideration at the closing, the transferring shareholder shall have all rights and remedies against the Corporation available for breach of contract. In addition, if a shareholder of the Corporation becomes obligated hereunder to sell all or any shares of Non-Voting Common Stock and such shareholder fails to comply with its obligations hereunder, the Corporation may at its option, in addition to all other remedies it may have, set aside the purchase price for such shares as herein calculated. Thereupon, the Corporation, upon written notice to the selling shareholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling shareholder, and (ii) make appropriate notation on the Corporation's books and records denoting ownership of such shares by the Corporation, and thereupon all of such selling shareholder's rights in and to such shares of Non-Voting Common Stock shall terminate.

B.   Preferred Stock. Authority is hereby expressly granted to and vested in the Board of Directors of the Corporation (the "*Board*") to provide for the issue of 167,972 shares of preferred stock divided into two series. The first series, consisting of 38,972 shares, shall be designated as Series Seed Preferred Stock ("*Series Seed Preferred Stock*") and the second series, consisting of 129,000 shares, shall be designated as Series A Preferred Stock ("*Series A Preferred Stock*," and together with Series Seed Preferred Stock, "*Preferred Stock*"). The shares of Series A Preferred Stock shall have the powers, preferences and special rights set forth in the certificate of designation of the Series A Preferred Stock attached hereto as Attachment A, and the shares of Series Seed Preferred Stock shall have the powers, preferences and special rights set forth in the certificate of designation of the Series Seed Preferred Stock attached hereto as Attachment B. The Series A Preferred Stock and the Series Seed Preferred Stock rank pari passu with respect to all rights to receive dividends and distributions, including but not limited to distributions in connection with any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event.

5.   **NO STATUTORY PREEMPTIVE RIGHTS.** The Corporation elects not to have the preemptive rights contemplated in Section 33-6-300 of the Code of Laws of South Carolina of 1976, as amended (as such statute may be amended from time to time or any successor statute). No shareholder shall be entitled to preemptive rights, and no shares of stock of any class issued by the Corporation shall be subject to any preemptive rights, except (i) as set forth

in any certificate of designation for a series of Preferred Stock attached hereto; or (ii) as set forth in a shareholder agreement, if any.

6.   **NO CUMULATIVE VOTING FOR DIRECTORS.** The Corporation elects not to have cumulative voting. No shareholder shall be entitled to vote cumulatively for election of directors, and no shares of stock of any class issued by the Corporation may be cumulatively voted for election of directors.

Attachment A

Certificate of Designations

Series A Preferred Stock

1. **Definitions.**

As used in this Certificate of Designations of the Series A Preferred Stock (the "**Series A Certificate**"), the following terms have the meanings set forth below:

"**Conversion Rate**" means the number of shares of Non-Voting Common Stock issuable upon conversion of one (1) share of Series A Preferred Stock, which Conversion Rate shall initially be one (1) share of Non-Voting Common Stock per share of Series A Preferred Stock.

"**Original Issue Price**" means $23.26 per share for the Series A Preferred Stock.

"**Requisite Series A Holders**" means the holders of at least a majority of the outstanding shares of Series A Preferred Stock (voting as a single class on an as-converted basis).

Capitalized terms defined within this Series A Certificate shall have such definitions only with respect to this Series A Certificate and not to the other provisions of these A&R Articles.

2. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock (which for the avoidance of doubt includes both the Series A Preferred Stock and the Series Seed Preferred Stock) then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

        2.3   <u>Deemed Liquidation Events</u>.

        2.3.1   <u>Definition</u>. Each of the following events is a "***Deemed Liquidation Event***" unless the holders of a majority of the shares of all series of Preferred Stock voting together as a single class on an as-converted basis elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

        (a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; <u>provided</u> that, for the purpose of this Section 2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

        (b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

        2.3.2   <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 2.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

3. **Voting**.

   3.1   General. The shares of Series A Preferred Stock shall not entitle their holders to any voting rights whatsoever except that (A) the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of Series A Certificate that significantly and adversely affects the powers, preferences or rights of the Series A Preferred Stock contained herein and (B) the shares of Series A Preferred Stock shall entitle their holders to one vote per outstanding share of Series A Preferred Stock with respect to which non-waivable provisions of applicable law require the shares of Series A Preferred Stock to have voting rights.

   4. Conversion.   The holders of the Series A Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

   4.1   Right to Convert.

   4.1.1   Conversion Ratio. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the Series A Preferred Stock by the Conversion Price for the Series A Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for the Series A Preferred Stock means the Original Issue Price for the Series A Preferred Stock, which initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Non-Voting Common Stock, is subject to adjustment as provided in this Series A Certificate.

   4.1.2   Termination of Conversion Rights. Subject to Section 4.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series A Preferred Stock.

   4.2   Fractional Shares. No fractional shares of Non-Voting Common Stock will be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Non-Voting Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Non-Voting Common Stock and the aggregate number of shares of Non-Voting Common Stock issuable upon such conversion.

   4.3   Mechanics of Conversion.

   4.3.1   Notice of Conversion. To voluntarily convert shares of Series A Preferred Stock into shares of Non-Voting Common Stock, a holder of Series A Preferred Stock shall surrender the certificate or certificates for the shares of Series A Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Non-Voting Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Non-Voting Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Non-Voting Common Stock issuable upon the conversion in accordance with the provisions of these A&R Articles and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Non-Voting Common Stock, (b) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Non-Voting Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

4.3.2   <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Series A Preferred Stock, the Corporation shall at all times while any share of Series A Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Non-Voting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Non-Voting Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Series A Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Non-Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these A&R Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of the Series A Preferred Stock below the then-par value of the shares of Non-Voting Common Stock issuable upon conversion of such Series A Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Non-Voting Common Stock at such adjusted Conversion Price.

4.3.3   <u>Effect of Conversion</u>. All shares of Series A Preferred Stock that shall have been surrendered for conversion as provided in these A&R Articles shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Non-Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued.

4.3.4   No Further Adjustment. Upon any conversion of shares of Series A Preferred Stock, no adjustment to the Conversion Price of the applicable shares Series A Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such Series A Preferred Stock or on the Non-Voting Common Stock delivered upon conversion.

4.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of Series A Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such Series A Preferred Stock) effects a subdivision of the outstanding Non-Voting Common Stock, the Conversion Price for each share Series A Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Non-Voting Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Non-Voting Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date of Series A Preferred Stock combines the outstanding shares of Non-Voting Common Stock, the Conversion Price for each share of Series A Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Non-Voting Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Non-Voting Common Stock outstanding. Any adjustment under this Section 4.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

4.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for the Series A Preferred Stock makes or issues, or fixes a record date for the determination of holders of Non-Voting Common Stock entitled to receive, a dividend or other distribution payable on the Non-Voting Common Stock in additional shares of Non-Voting Common Stock, then and in each such event the Conversion Price for such Series A Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Non-Voting Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Non-Voting Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Non-Voting Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Non-Voting Common Stock in a number equal to the number of shares of Non-Voting Common Stock that they would have received if all outstanding shares of such Series A Preferred Stock had been converted into Non-Voting Common Stock on the date of the event.

4.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for the Series A Preferred Stock shall make or issue, or fix a record date for the determination of holders of Non-Voting Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Non-Voting Common Stock in respect of outstanding shares of Non-Voting Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Non-Voting Common Stock, a dividend or other distribution to the holders of Series A Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of Series A Preferred Stock had been converted into Non-Voting Common Stock on the date of such event.

4.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for the Series A Preferred Stock the Non-Voting Common Stock issuable upon the conversion of the Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 4.4, 4.5, 4.6 or 4.8 or by Section 2.3 regarding a Deemed Liquidation Event), then in any such event each holder of Series A Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Non-Voting Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

4.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 2.3, if any consolidation or merger occurs involving the Corporation in which the Non-Voting Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 4.5, 4.6 or 4.7), then, following any such consolidation or merger, the Corporation shall provide that each share of Series A Preferred Stock will thereafter be convertible, in lieu of the Non-Voting Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Non-Voting Common Stock of the Corporation issuable upon conversion of one share of the Series A Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of Series A Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of the Series A Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series A Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Series A Certificate and furnish to each holder of Series A Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of the Series A Preferred Stock then in effect and (b) the number of shares of Non-Voting Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of the Series A Preferred Stock.

4.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Series A Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Series A Preferred Stock will automatically convert into shares of Non-Voting Common Stock, at the applicable ratio described in Section 4.1.1 as the same may be adjusted from time to time in accordance with Section 4 and (ii) such shares may not be reissued by the Corporation.

4.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series A Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to Section 4.10. Unless otherwise provided in these A&R Articles, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series A Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Non-Voting Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to Section 4.10, including the rights, if any, to receive notices and vote (other than as a holder of Non-Voting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Non-Voting Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Non-Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock (and the applicable series thereof) accordingly.

5. **Dividends**. Except with respect to distributions in connection with any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, which are governed by Section 2 above, the Corporation shall declare all distributions and dividends pro rata on the Voting Common Stock, the Non-Voting Common Stock, the Series A Preferred Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 4.

6. **Redeemed or Otherwise Acquired Shares**. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following any such redemption.

7. **Waiver.** Any of the rights, powers, privileges and other terms of the Series A Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Series A Holders.

8. **Notice of Record Date.** In the event:

(a)　the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series A Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

9. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Series A Certificate to be given to a holder of shares of Series A Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the South Carolina Business Corporation Act of 1988, as amended (or any successor law), and will be deemed sent upon such mailing or electronic transmission.

10. Preemptive Rights.

10.1   Issuance of Additional Capital Stock. The Corporation hereby grants to each holder of Series A Preferred Stock (each, a "***Preemptive Stockholder***"), the right to purchase up to its Pro Rata Portion of any new equity securities or securities convertible into or exercisable or exchangeable for its equity securities (other than Excluded Securities) (collectively, "***New Securities***") that the Corporation may from time to time propose to issue or sell to any purpose in accordance with this Section 10.

10.2   Definitions. For purposes of this Section 10, the following definitions shall apply:

"***Equity Securities***" means any and all shares of Voting Common Stock and Non-voting Common Stock and any other securities of the Corporation convertible into, or exchangeable or exercisable for, such shares, and any warrants, options, calls, preemptive rights, or other rights to acquire such share.

"***Excluded Securities***" This preemptive right will not apply to:

(i)   shares of Common Stock issuable upon conversion of Preferred Stock or the exercise of options, warrants, or other right to acquire such shares;

(ii)   any grant to an existing or prospective consultant, employee, officer, or director pursuant to any stock option agreement, employee stock purchase plan, or similar equity-based plan or compensation agreement;

(iii)   any acquisition by the Corporation of the stock, assets, properties, or business of any person;

(iv)   any merger, consolidation, or other business combination involving the Corporation, or any other transaction or series of transactions resulting in a change of control;

(v)   equity securities issued in a public offering registered with the Securities and Exchange Commission; or

(vi)   equity securities issued to lenders or equipment financings to the Corporation,

in each case described in the foregoing clauses (i) through (vi), approved in accordance with the terms of these A&R Articles.

"***Exercise Period***" has the meaning set forth in Section 10.4.

"***Fully-Exercising Stockholder***" has the meaning set forth in Section 10.5.

"***Issuance Notice***" has the meaning set forth in Section 10.3.

"***New Securities***" has the meaning set forth in Section 10.1.

"***Non-Fully Exercising Stockholder***" has the meaning set forth in Section 10.5.

"***Over-Allotment Exercise Period***" has the meaning set forth in Section 10.5.

"***Over-Allotment Notice***" has the meaning set forth in Section 10.5.

"***Preemptive Rights Closing***" has the meaning set forth in Section 10.7.

"***Preemptive Stockholder***" has the meaning set forth in Section 10.1.

"***Pro Rata Portion***" means, with respect to any Preemptive Stockholder, on any issuance date for New Securities, the number of New Securities equal to the product of: (i) the total number of New Securities issued by the Corporation on such date; multiplied by (ii) a fraction (x) the numerator of which is equal to the number of outstanding shares of Common Stock (determined on a fully-diluted basis) owned by such Preemptive Stockholder immediately prior to such issuance, and (y) the denominator of which is equal to the aggregate number of shares of Common Stock (determined on a fully-diluted basis) outstanding immediately prior to such issuance.

"*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"*Unclaimed New Securities*" has the meaning set forth in Section 10.6.

10.3   Additional Issuance Notices. The Corporation shall give written notice (an "*Issuance Notice*") of any proposed issuance or sale described in Section 10.1 to the Preemptive Stockholders within 10 days following the date of the meeting at which the Board approves such issuance or sale or, if the Board instead acts by written consent, the date that the requisite number of directors execute a written consent approving such issuance or sale. The Issuance Notice shall be accompanied by any and all written offers from any persons seeking to purchase New Securities in the proposed issuance or sale and shall set forth:

     i.   the number and a description of the New Securities proposed to be issued or sold, and the percentage of the Corporation's outstanding Equity Securities such New Securities represent;

    ii.   the proposed issuance date, which shall be at least 20 days after the date of delivery of such Issuance Notice;

   iii.   the proposed purchase price per share; and

   iv.   any other material terms and conditions of such issuance or sale.

10.4   Exercise of Preemptive Rights. Each Preemptive Stockholder shall for a period of 10 days following receipt of an Issuance Notice (the "*Exercise Period*") have the right to elect irrevocably to purchase up to its Pro Rata Portion of the New Securities described in such Issuance Notice, at the per share purchase price and on the other material terms and conditions stated therein, by delivering a written notice to the Corporation.

10.5   Over-Allotment. No later than five (5) days following the expiration of the Exercise Period, the Corporation shall notify each Preemptive Stockholder in writing of the number of New Securities that each Preemptive Stockholder has elected to purchase (including, for the avoidance of doubt, where such number is zero) (an "*Over-Allotment Notice*"). Each Preemptive Stockholder that timely exercises its right to purchase its full Pro Rata Portion of the New Securities in accordance with Section 10.4 (each, a "*Fully-Exercising Stockholder*") shall have a right of over-allotment, such that if any other Preemptive Stockholder fails to timely exercise its rights to purchase its full Pro Rata Portion of the New Securities (each, a "*Non-Fully Exercising Stockholder*"), each Fully-Exercising Stockholder may purchase up to its Pro Rata Portion of the number of New Securities allocated to such Non-Fully Exercising Stockholder that such Non-Fully Exercising Stockholder did not elect to purchase, at the per share purchase price and on the other material terms and conditions stated in the Issuance Notice, by giving written notice to the Corporation within 5 days of receipt of the Over-Allotment Notice (the "*Over-Allotment Exercise Period*").

10.6   Issuances to the Prospective Buyer. If any Preemptive Stockholder fails to deliver written notice to the Corporation electing to purchase its full Pro Rata Portion of New Securities in accordance with Section 10(4), and any Fully-Exercising Stockholder subsequently fails to deliver written notice to the Corporation in accordance with Section 10.5. electing to purchase its full Pro Rata Portion of the New Securities that the Non-Fully Exercising Stockholders were entitled but did not elect to purchase, the Corporation shall be free to complete the issuance or sale of those New Securities that no Preemptive Stockholder elected to purchase (collectively, "**Unclaimed New Securities**") to any person, subject to the other provisions of this Agreement, on terms no less favorable to the Corporation than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Corporation may be reduced); provided, that (i) such issuance or sale must close within 30 days after the expiration of the Over-Allotment Exercise Period (subject to an extension of such 30 day period for an amount of time not to exceed 60 days to the extent reasonably necessary to obtain any required government approvals), and (ii) for the avoidance of doubt, the price at which any Unclaimed New Securities are sold or issued must be equal to or greater than the per share purchase price set forth in the Issuance Notice. In the event the Corporation does not issue or sell all of the Unclaimed New Securities within such time period, the Corporation shall not thereafter issue or sell any such New Securities without first again offering such Equity Securities to the Preemptive Stockholders in accordance with the procedures set forth in this Section 10.

10.7   Issuances to Preemptive Stockholders.

10.7.1 The closing of any issuance or sale to a Preemptive Stockholder required by this Section 10.7 (each, a "***Preemptive Rights Closing***") shall be consummated concurrently with the consummation of the issuance or sale described in the applicable Issuance Notice; provided, however, that the closing of any such issuance or sale to a Preemptive Stockholder may be extended beyond such date to the extent necessary to (i) obtain any required government approvals and any other required third party approvals or consents (in which case the Corporation and such Preemptive Stockholder shall use their respective commercially reasonable efforts to obtain such approvals), or (ii) permit such Preemptive Stockholder to complete any internal capital call process necessary to fund such purchase; provided, further, that any extension pursuant to the foregoing clause (ii) shall not exceed 60 days.

10.7.2 At each Preemptive Rights Closing, the Corporation shall deliver to the purchasing Preemptive Stockholder certificates (if any) evidencing the New Securities being issued or sold to such Preemptive Stockholder, which New Securities shall be issued free and clear of any liens (other than those attributable to the actions of such Preemptive Stockholder), and the Corporation shall so represent and warrant to such Preemptive Stockholder, and further represent and warrant to such Preemptive Stockholder that such New Securities shall be, upon issuance thereof and receipt of payment therefor, duly authorized, validly issued, fully paid, and non-assessable. At each Preemptive Rights Closing, the purchasing Preemptive Stockholder shall deliver to the Corporation the purchase price for any New Securities being purchased by it by wire transfer of immediately available funds, and the Corporation and such Preemptive Stockholder shall take all such other actions as may be reasonably necessary or appropriate to consummate such sale, including entering into customary agreements with respect thereto.

End of Certificate of Designations.

Series A Certificate - 12

Attachment B

Certificate of Designations

Series Seed Preferred Stock

1. **Definitions.**

As used in this Certificate of Designations of the Series Seed Preferred Stock (the "***Series Seed Certificate***"), the following terms have the meanings set forth below:

"**Conversion Rate**" means the number of shares of Voting Common Stock issuable upon conversion of one (1) share of Series Seed Preferred Stock, which Conversion Rate shall initially be one (1) share of Voting Common Stock per share of Series Seed Preferred Stock.

"**Original Issue Price**" means **$14.113** per share for the Series Seed Preferred Stock.

"**Requisite Series Seed Holders**" means the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

Capitalized terms defined within this Series Seed Certificate shall have such definitions only with respect to this Series Seed Certificate and not to the other provisions of these A&R Articles.

2. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock (which for the avoidance of doubt includes both the Series A Preferred Stock and the Series Seed Preferred Stock) then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the holders of a majority of the shares of all series of Preferred Stock voting together as a single class on an as-converted basis elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

3. <u>Voting</u>.

3.1   <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Series Seed Certificate, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

3.2   <u>Series Seed Preferred Stock Protective Provisions</u>. At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Series Seed Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Series Seed Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation; or

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 3.2.

4.   Conversion.   The holders of the Series Seed Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

4.1   Right to Convert.

4.1.1   Conversion Ratio.   Each share of Series Seed Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Original Issue Price for the Series Seed Preferred Stock by the Conversion Price for the Series Seed Preferred Stock in effect at the time of conversion.   The "***Conversion Price***" for the Series Seed Preferred Stock means the Original Issue Price for the Series Seed Preferred Stock, which initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Voting Common Stock, is subject to adjustment as provided in Series Seed Certificate.

4.1.2   Termination of Conversion Rights.   Subject to Section 4.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Stock.

4.2   Fractional Shares.   No fractional shares of Voting Common Stock will be issued upon conversion of the Series Seed Preferred Stock.   In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board.   Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion.   To voluntarily convert shares of Series Seed Preferred Stock into shares of Voting Common Stock, a holder of Series Seed Preferred Stock shall surrender the certificate or certificates for the shares of Series Seed Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Voting Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Voting Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon the conversion in accordance with the provisions of these A&R Articles and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock, (b) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

    4.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Series Seed Preferred Stock, the Corporation shall at all times while any share of Series Seed Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Voting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these A&R Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of the Series Seed Preferred Stock below the then-par value of the shares of Voting Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Voting Common Stock at such adjusted Conversion Price.

    4.3.3 <u>Effect of Conversion</u>. All shares of Series Seed Preferred Stock that shall have been surrendered for conversion as provided in these A&R Articles shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued.

4.3.4   No Further Adjustment. Upon any conversion of shares of Series Seed Preferred Stock, no adjustment to the Conversion Price of the Series Seed Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on the Series Seed Preferred Stock or on the Voting Common Stock delivered upon conversion.

4.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of the Series Seed Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for the Series Seed Preferred Stock) effects a subdivision of the outstanding Voting Common Stock, the Conversion Price for the Series Seed Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Voting Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Voting Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for the Series Seed Preferred Stock combines the outstanding shares of Voting Common Stock, the Conversion Price for each share of Series Seed Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Voting Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Voting Common Stock outstanding. Any adjustment under this Section 4.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

4.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for the Series Seed Preferred Stock makes or issues, or fixes a record date for the determination of holders of Voting Common Stock entitled to receive, a dividend or other distribution payable on the Voting Common Stock in additional shares of Voting Common Stock, then and in each such event the Conversion Price for the Series Seed Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Voting Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Voting Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Voting Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of the Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Voting Common Stock in a number equal to the number of shares of Voting Common Stock that they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Voting Common Stock on the date of the event.

4.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for the Series Seed Preferred Stock shall make or issue, or fix a record date for the determination of holders of Voting Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Voting Common Stock in respect of outstanding shares of Voting Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Voting Common Stock, a dividend or other distribution to the holders of the Series Seed Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Voting Common Stock on the date of such event.

4.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for the Series Seed Preferred Stock the Voting Common Stock issuable upon the conversion of the Series Seed Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 4.4, 4.5, 4.6 or 4.8 or by Section 2.3 regarding a Deemed Liquidation Event), then in any such event each holder of Series Seed Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Voting Common Stock into which such shares of Series Seed Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

4.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 2.3, if any consolidation or merger occurs involving the Corporation in which the Voting Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 4.5, 4.6 or 4.7), then, following any such consolidation or merger, the Corporation shall provide that each share of Series Seed Preferred Stock will thereafter be convertible, in lieu of the Voting Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Voting Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of the Series Seed Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series Seed Preferred Stock pursuant to this Section

4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Series Seed Certificate and furnish to each holder of Series Seed Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any Series Seed Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of the Series Seed Preferred Stock then in effect and (b) the number of shares of Voting Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of the Series Seed Preferred Stock.

4.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Series Seed Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Series Seed Preferred Stock will automatically convert into shares of Voting Common Stock, at the applicable ratio described in Section 4.1.1 as the same may be adjusted from time to time in accordance with Section 4 and (ii) such shares may not be reissued by the Corporation.

4.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Series Seed Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to Section 4.10. Unless otherwise provided in these A&R Articles, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Series Seed Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Voting Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Section 4.10, including the rights, if any, to receive notices and vote (other than as a holder of Voting Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred

Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Voting Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock (and the applicable series thereof) accordingly.

5. **Dividends**. Except with respect to distributions in connection with any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, which are governed by Section 2 above, the Corporation shall declare all dividends pro rata on the Voting Common Stock, the Non-Voting Common Stock, the Series A Preferred Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 4.

6. **Redeemed or Otherwise Acquired Shares**. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following any such redemption.

7. **Waiver.** Any of the rights, powers, privileges and other terms of the Series Seed Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Series Seed Holders.

8. **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Series Seed Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

9. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Series Seed Certificate to be given to a holder of shares of Series Seed Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the South Carolina Business Corporation Act of 1988, as amended (or any successor law), and will be deemed sent upon such mailing or electronic transmission.

End of Certificate of Designations.

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

CERTIFICATE ACCOMPANYING AMENDED & RESTATED
ARTICLES OF INCORPORATION

Pursuant to the provisions of § 33-10-107 of the 1976 South Carolina Code, as amended, the applicant delivers to the Secretary of State this Certificate accompanying the Amended & Restated Articles of Incorporation.

1.   The name of the corporation is BoydBikes, Inc. (the "***Corporation***").

2.   The original Articles of Incorporation for the Corporation were filed on September 16, 2009.

3.   The Articles of Incorporation for the Corporation are being amended as set forth in the attached Amended & Restated Articles of Incorporation.

4.   The attached Amended & Restated Articles of Incorporation contain one or more amendments to the Corporation's Articles of Incorporation requiring shareholder approval. On August 19, 2024, the date of adoption of the attached Amended & Restated Articles of Incorporation, the number of outstanding shares of each voting group entitled to vote separately on the amendments, and the vote of such shares, was:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares Voted For	Against
Common Stock	212,575	212,575	212,575	212,575	0
Series Seed Preferred Stock	38,972	38,972	38,972	38,972	0

Date: August 19, 2024   **BOYDBIKES, INC.**

COMMON STOCKHOLDERS

By: _____
Name: Boyd Johnson
Title: President

B. Boyd Cycling 2024 SPV, LLC Operating agreement

OPERATING AGREEMENT

OF

BOYD CYCLING 2024 SPV, LLC
a South Carolina limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

BINDING ARBITRATION

This is the first page of the Operating Agreement of Boyd Cycling 2024 SPV, LLC (the "*Company*"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

**TABLE OF CONTENTS
OF THE
OPERATING AGREEMENT
OF
BOYD CYCLING 2024 SPV, LLC
a South Carolina limited liability company**

PAGE

OPERATING AGREEMENT
OF
BOYD CYCLING 2024 SPV, LLC
a South Carolina limited liability company

THIS OPERATING AGREEMENT is made and entered into by and among the Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

ARTICLE 1
FORMATION

SECTION 1.1   **Formation; General Terms; Effective Date**. The Company was formed on [•], 2024 (the "*Effective Date*") upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the Initial Closing.

The Manager shall execute and file on behalf of the Company all other instruments or documents and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

SECTION 1.2   **Name**. The name of the Company shall be Boyd Cycling 2024 SPV, LLC. The Manager may amend the Articles at any time to change the name of the Company. The Manager shall provide each Member with notice of any such name change.

SECTION 1.3   **Designated Office**. The designated office of the Company shall be such place as the Manager may designate from time to time.

SECTION 1.4   **Purpose**. The purpose of the Company shall be (i) to invest in shares of non-voting common stock of Boyd Bikes, Inc., a South Carolina corporation (the "*Portfolio Company*"), via a Regulation Crowdfunding ("*Regulation CF*") offering (the "*Offering*"); (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

SECTION 1.5   **Registered Agent; Registered Office**. The Company's registered agent and registered office are set forth in the Articles and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

SECTION 1.6   **Term Company.** The Company is a term company as defined in the Act. The Company commenced at the time and on the date appearing in the Articles and shall continue in existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; provided, however, the Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the Company's business wound up and the Company terminated under Section 33-44-802(b) of the Act.

ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS

SECTION 2.1 Capital Contributions. Each Member hereby agrees to make Capital Contributions to the Company in accordance with and subject to the terms of this Agreement. Any Person subscribing to purchase Units in the Company shall pay its entire Capital Commitment upon such subscription to the Company set forth in the Member's Subscription Agreement.

SECTION 2.2 Member and Manager Loans. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

SECTION 2.3 Issuance of Additional Interests. Subject to the provisions of this Agreement, the Manager may cause the Company to issue additional Interests ("*Additional Interests*") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement and any other requirements under this Section 2.3. The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

SECTION 2.4 No Required Additional Capital Contributions; Loans. No Unitholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Unitholder's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

SECTION 2.5 Maintenance of Capital Accounts; Withdrawals; Interest. Individual Capital Accounts shall be maintained for each of the Unitholders. No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. No Unitholder shall be entitled to receive any interest on its Capital Contributions or with respect to its Capital Account. Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

SECTION 2.6 **Class of Members and Units**. There shall be a single class of Members. In exchange for its initial Capital Contribution, each Member shall hold an Interest in the Company. Each Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number of Units held by the Member with respect to the Member's Interest.


ARTICLE 3
DISTRIBUTIONS


SECTION 3.1 **Cash Distributions**. Prior to the dissolution of the LLC, Distributable Cash shall be distributed as the Manager shall determine in its sole and absolute discretion to the Members in accordance with their Percentage Interests.

SECTION 3.2 **Discretionary Tax Distributions**. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders and the Manager in amounts intended to enable the Unitholders and the Manager (or any Person whose tax liability is determined by reference to the income of a Unitholder) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders and the Manager, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

SECTION 3.3 **Tax Withholding**. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.4 **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

SECTION 3.5 **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past-due obligation of a Unitholder to the Company.


ARTICLE 4
ALLOCATIONS


SECTION 4.1 **Profits and Losses**. Except as provided in the Regulatory Allocations Exhibit attached as **Exhibit D** hereto, Profits and Losses for each Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

SECTION 4.2 **Allocations Savings Provision**. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Unitholders in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was dissolved, its affairs wound up and its assets were distributed to the Unitholders in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1(b). If, in the opinion of the Manager, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Manager in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

SECTION 4.3 **Code Section 704(c) Tax Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4.4 **Miscellaneous**.

(a) Allocations Attributable to Particular Periods. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b)   Other Items. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c)   Tax Consequences; Consistent Reporting. The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Unitholder agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

ARTICLE 5
MANAGEMENT

SECTION 5.1   Management by the Manager; Delegation of Authority.

(a)   General Authority of the Manager. Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement. No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b)   Powers. Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments. Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Units, the number of Units to be issued at any particular time, the Capital Contribution or purchase price for any Units issued, and all other terms and conditions governing the issuance of Units; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Approved Sale, acquisition or other extraordinary transaction, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member. No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c)   Management Company. The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time. For purposes hereof, the "***Management Company***" shall mean an Affiliate of the Manager or its members designated by the Manager as such in its sole discretion. The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

SECTION 5.2 **Investment Opportunities; Affiliated Transactions**.

(a) General. Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; or (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments.

(b) Activities of the Manager. The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c) Transaction with Employee or Other Service Providers. The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d) Transactions with Unitholders or Affiliates. To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e) Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: the manufacture or sale of carbon fiber products, aluminum products, bicycles, bicycle parts or bicycling related products; sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment and management counseling; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom. For the avoidance of doubt, neither the Company nor any Unitholder shall, solely by virtue of this Agreement or an investment in the Company, have any right, title or interest in or to any other fund.

(f) Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Form C and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Form C and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the business.

(g)   Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.3   **Reserved.**

SECTION 5.4   **Removal of the Manager**.

(a)   General. Boyd Bikes, Inc. shall have the power to name an Affiliate to serve as the Manager of the Company at any time. A Supermajority in Interest of the Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.4, "*Cause*" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b)   Liability of a Removed Manager. Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.


ARTICLE 6
SPECIAL CROWDFUNDING RULES


SECTION 6.1   **Expenses**.

(a)   The Portfolio Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the Company, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "***Company Expenses***"). All Company Expenses shall be reimbursed by the Portfolio Company.

(b)   The Portfolio Company shall reimburse the Manager as may be appropriate to give effect to the provisions of Section 6.1 in the event that the Manager pays an obligation that is properly the responsibility of the Company.

SECTION 6.2   Indebtedness.   The Company shall not incur indebtedness or guaranty indebtedness of the Portfolio Company.

SECTION 6.3   Indirect Information Rights in the Portfolio Company; Voting. Each Member hereby agrees that it shall have no access to or right to request or receive any information from the Portfolio Company as a result of its interest in the Company; provided, however, the Portfolio Company shall provide all disclosures and other information required under Regulation CF to the Company to promptly provide such disclosures and other information to the investors in the Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from the Portfolio Company other than rights or information incident to its ownership of shares of Non-Voting Common Stock of the Portfolio Company. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Company. The Manager shall refer any matter or proposed vote related to the Non-Voting Common Stock of the Portfolio Company owned by the Company to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in Interest of the Units.

SECTION 6.4   Investment Restrictions. The Company shall not invest in equity securities other than units of the Portfolio Company.

SECTION 6.5   Override of Inconsistent Provisions. To the extent any provision in this Article 6 conflicts with any other provision in this Agreement, the provisions of this Article 6 shall override the inconsistent provisions.

ARTICLE 7
EXCULPATION; INDEMNIFICATION

SECTION 7.1 **Exculpation**. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company. In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

SECTION 7.2 **Indemnification**.

(a)   General. Each Covered Person (each, an "***Indemnitee***") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b)   Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c)   Effect of Settlement. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)   Reimbursement of Expenses. The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)   Insurance. The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)   Survival of Protection. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g)   Successors. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)   Right to Indemnification from Other Sources. The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

SECTION 7.3   **Limitation by Law**. If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4   **Effectuation of Section**. The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

ARTICLE 8
MEMBERS; SPECIAL MEMBER PROVISIONS

SECTION 8.1   **Duties of Members**. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

SECTION 8.2   **Limited Liability of Members**. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

SECTION 8.3   No Agency Authority. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

SECTION 8.4   No Voluntary Withdrawal. A Member is not entitled to withdraw voluntarily from the Company.

SECTION 8.5   Deceased, Incompetent, Bankrupt or Dissolved Members. Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 of the Act and shall become a Member only after complying with the provisions of Section 9.3.

SECTION 8.6   No Required Meetings. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

SECTION 8.7 Meetings of the Members

(a)   Call of Meetings. Meetings of the Members may be called by the Manager or twenty-five (25) percent in Interest of the Members by notice to all the other Members.

(b)   Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Manager. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c)   Waiver of Notice. Any notice of a meeting of the Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d)   Record Date. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e)   Place of Meetings; costs.   The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f)   Voting. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units.

(g)   Proxies.   At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h)   Manner of Meetings. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

SECTION 8.8 **Written Consent to Action in Lieu of Actual Meetings**. Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.

ARTICLE 9
TRANSFER OF INTERESTS

SECTION 9.1   **In General**. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 9.2   **Rights of Assignees**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to

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information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3   **Admission of Assignees as Members**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a)   Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b)   Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)   Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 9.4 **Distributions and Allocations With Respect to Transferred Interests**. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

SECTION 9.5 **Special Rules**.

(a) Fiduciary Capacity. A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b) Multiple Ownership. In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

SECTION 9.6 **Call Right**.

(a) The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Unitholder's Units in the Company ("*Call Right*"). A Call Right is exercisable by the Manager timely delivering written notice to the Unitholder and the Company. If the Manager causes the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Unitholder's Units at the fair market value of the Units. The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Unitholder would receive if the Company sold the business, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section. If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Unitholder shall have all rights and remedies against the Company available for breach of contract. In addition, if a Unitholder becomes obligated hereunder to sell all or any Units to the Company and such Unitholder fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated. Thereupon, the Manager or Company, as applicable, upon written notice to the selling Unitholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Unitholder, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Unitholder's rights in and to such Units shall terminate.

ARTICLE 10
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1   Dissolution Events. The Company shall dissolve only upon the first to occur of any of the following events:

(a)   The expiration of the term of the Company as set forth in its Articles.

(b)   The written consent of the Manager.

(c)   An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)   The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

SECTION 10.2   Winding Up. Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Manager (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3   Liquidating Distributions. The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a)   First, to the Company's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b)   Next, to the Unitholders in the order and priority set forth in Section 3.1.

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unitholders pursuant to this Agreement.

SECTION 10.4   **No Deficit Restoration Obligation**.   Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1   **Books and Records**.   The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the Act to have access to and inspect and copy, at its expense, the contents of such books or records. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2   **Bank and Financial Accounts**.   All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

SECTION 11.3 **Financial Statements**. The Company will use commercially reasonable efforts to deliver financial statements it receives from Portfolio Company to the Members.

SECTION 11.4 **Taxable Year; Accounting Methods; Organizational Expenses**. The Company shall use the Fiscal Year as its taxable year. The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law. The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a one hundred and eighty (180)-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5 **Tax Returns and Information**. The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6 **Tax Classification**. The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes. The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

SECTION 11.7 **Tax Elections**. Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions. If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs. Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

SECTION 11.8 **Tax Audits**. The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***"). The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law. The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings. Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership

Representative with respect to the conduct of any examinations or proceedings. The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company. If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3. To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.

ARTICLE 12
AMENDMENTS

SECTION 12.1 **General Rule**. The Manager may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members. No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

SECTION 12.2 **Notice of Amendments**. The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.

ARTICLE 13
MISCELLANEOUS

SECTION 13.1 **Notices**. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

SECTION 13.2   Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

SECTION 13.3   Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

SECTION 13.4   Entire Agreement; Side Letters. This Agreement, the Subscription Agreements, and any Side Letters entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto. The Manager may enter into one or more "side letters" or similar agreements with any Member or proposed Member ("*Side Letters*" and each a "*Side Letter*") pursuant to which the Manager grants to such Person specific rights, benefits, or privileges that are not made available to Members generally and such Side Letter shall constitute an amendment to this Agreement with respect to such Person. No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side Letter unless the Member is a party to such Side Letter. Notwithstanding the foregoing, the Manager shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member. Any rights granted in a Side Letter relating to consent to the Transfer of an Interest in the Company shall be applicable only to the Member to whom such Side Letter is addressed. The Manager may amend the terms of any Side Letter from time to time.

SECTION 13.5   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

SECTION 13.6   Arbitration.   ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 13.7   **Headings**. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 13.8   **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 13.9   **Additional Documents**. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 13.10   **Variation of Pronouns**. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 13.11   **Governing Law; Consent to Jurisdiction**. The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

SECTION 13.12   **Waiver of Action for Partition**. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

SECTION 13.13   **Counterpart Execution**. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 13.14   **Power of Attorney**. Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)   all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)   all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)   any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

SECTION 13.15   Securities Matters. Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

SECTION 13.16   Company Property. The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

SECTION 13.17   Time of the Essence. Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 13.18   Waivers. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 13.19   **Rights and Remedies Cumulative**.   The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 13.20   **Legal Representation**.   Each of the parties acknowledges that this Agreement has been prepared by legal counsel to the initial Manager, Nelson Mullins Riley & Scarborough, LLP ("*Counsel*"), solely on behalf of and in the course of Counsel's representation of the initial Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

SECTION 13.21   **Exhibits**. The Exhibits to this Agreement, each of which is incorporated by reference, are:

EXHIBIT A: Articles of Organization.
EXHIBIT B: Information Exhibit.
EXHIBIT C: Glossary of Terms.
EXHIBIT D: Regulatory Allocations.

IN WITNESS WHEREOF, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]


EXECUTION PAGE
TO THE
OPERATING AGREEMENT
OF
BOYD CYCLING 2024 SPV, LLC
a South Carolina limited liability company


MANAGER:

        BOYD BIKES, INC.,
        a South Carolina corporation

_____   By: _____
Date Executed   Name: Boyd Johnson
                  Its: President & Chief Executive Officer

COMPANY:

        BOYD CYCLING 2024 SPV, LLC,
        a South Carolina limited liability company

_____   By: **BOYD BIKES, INC.,**
Date Executed   a South Carolina corporation
                  Its: Manager

                  By: _____
                  Name: Boyd Johnson
                  Its: President & Chief Executive Officer


Signature Page to Operating Agreement of Boyd Cycling 2024 SPV, LLC


EXHIBIT A
TO THE
OPERATING AGREEMENT
OF
BOYD CYCLING 2024 SPV, LLC
a South Carolina limited liability company

ARTICLES OF ORGANIZATION

[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES OF ORGANIZATION.]

EXHIBIT B
TO THE
OPERATING AGREEMENT
OF
BOYD CYCLING 2024 SPV, LLC
a South Carolina limited liability company
INFORMATION EXHIBIT

Member Name and Notice Address	Initial Capital Contributions: Cash	Initial Capital Contributions: Property Agreed Value	Initial Capital Account	[Units / Class CF Units]	Percentage Interest
[Name of Member] [Address of Member]	$_________	$_________	$_________	_________	_______%
[Name of Member] [Address of Member]	$_________	$_________	$_________	_________	_______%
Totals	$_________	$_________	$_________	_________	100.00%

Manager's Name and
Notice Address

Boyd Bikes, Inc.
1105 Old Buncombe Road
Greenville, SC 29617
Attention: Boyd Johnson, President & CEO
boyd@boydcycling.com

EXHIBIT C
TO THE
OPERATING AGREEMENT
OF
BOYD CYCLING 2024 SPV, LLC
a South Carolina limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"***Additional Interests***" shall have the meaning set forth in Section 2.3.

"***Adjusted Capital Account***" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a) The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b) The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c) The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d) Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all

noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

(i)   the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii)   the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

(iii)   the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

(iv)   the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iii) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

(v)   the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iv).

(e)   The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f)   If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"*Agreement*" shall mean this Operating Agreement as amended from time to time.

"*Articles*" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

"*Business Days*" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

"*Capital Account*" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a)   Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b)   Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"*Capital Commitment*" shall mean with respect to any Member (other than the Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"*Capital Contribution*" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"*Cause*" shall have the meaning set forth in Section 5.4(a).

"*Code*" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"*Company*" shall mean Boyd Cycling 2024 SPV, LLC, a South Carolina limited liability company.

"*Covered Person*" shall mean the Manager (including the Manager acting as Partnership Representative or as liquidator under Section 10.2), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"*Default Rate*" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus five hundred (500) basis points, or (b) eighteen (18) percent, but in no event greater than the highest rate allowed by law.

"*Depreciation*" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"*Distributable Cash*" shall mean the gross cash proceeds to the Company from all sources whatsoever (including without limitation operations, Capital Contributions, sales or dispositions of Company property, financings or refinancings of Company assets, including a refinance of the Course, and reserves from prior periods), less the portion thereof used to pay or establish reserves for Company expenses, debt payments, capital improvements, replacements, and contingencies, all as reasonably determined by the Manager.

"*Effective Date*" shall have the meaning set forth in Section 1.1.

"*Event of Bankruptcy*" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"*Final Closing Date*" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"*Fiscal Year*" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"*Indemnitee*" shall have the meaning set forth in Section 7.2(a).

"*Initial Closing*" shall mean the initial issuance of any Units pursuant to a Subscription Agreement.

"*Interest*" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Units constituting a majority (or specified percentage) of the Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"*Management Company*" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"*Manager*" shall refer to Boyd Bikes, Inc., a South Carolina corporation, and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"*Members*" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "*Member*" means any one of the Members.

"***Percentage Interest***" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"***Person***" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"***Portfolio Company***" shall have the meaning set forth in Section 1.4.

"***Prime Rate***" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"***Profits***" and "***Losses***" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)   If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d)   Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)   Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f)   To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g)   Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"***Regulatory Allocations***" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"***Securities Act***" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"***Side Letters***" shall have the meaning set forth in Section 13.4.

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds (66.67) percent in Interest of the Members.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"***Treasury Regulations***" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***United States Person***" shall have the meaning given to that term in Code § 7701(a)(30).

"***Unitholders***" shall mean Unitholders who subscribed pursuant to a Subscription Agreement and excludes the Manager.

"***Units***" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

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EXHIBIT D
TO THE
OPERATING AGREEMENT
OF
BOYD CYCLING 2024 SPV, LLC
a South Carolina limited liability company

REGULATORY ALLOCATIONS

        This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

        (a)   Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

        (i)   **"*Company Minimum Gain*"** has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

        (ii)   **"*Member Nonrecourse Deductions*"** shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

        (iii)   **"*Member Nonrecourse Debt*"** means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

        (iv)   **"*Member Nonrecourse Debt Minimum Gain*"** shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

        (v)   **"*Nonrecourse Deductions*"** shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of

Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi)   "**_Nonrecourse Liability_**" means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii)   "**_Regulatory Allocations_**" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)   Nonrecourse Deductions. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c)   Member Nonrecourse Deductions. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)   Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)   Reallocation of Losses. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g) <u>Qualified Income Offset</u>. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h) <u>Gross Income Allocation</u>. In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i) <u>Curative Allocations</u>. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j) <u>Ordering</u>. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k) <u>Waiver of Minimum Gain Chargeback Provisions</u>. If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l) <u>Code Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

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C. Boyd Cycling 2024 SPV, LLC Subscription agreement

SUBSCRIPTION AGREEMENT

THE INTERESTS BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE INTERESTS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Boyd Cycling 2024 SPV, LLC

Re: Purchase of Interests in Boyd Cycling 2024 SPV, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "*Subscriber*") understands that Boyd Cycling 2024 SPV, LLC a South Carolina limited liability company (the "*SPV Company*") headquartered in Greenville, South Carolina, is offering membership interests (the "*Interests*"). The SPV Company was formed as a crowdfunding special purpose vehicle by BoydBikes, Inc., a South Carolina corporation ("*BoydBikes*"), to facilitate its Regulation CF Offering. All of the proceeds received by the SPV Company in this offering will be invested in shares of non-voting common stock of BoydBikes. The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended (the "*Form C*"), jointly filed by the SPV Company and BoydBikes with the U.S. Securities and Exchange Commission ("*SEC*"). The SPV Company is offering the Interests to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "*Portal*"). The offering of the Interests will be offered at a valuation of the Company of $6,200,000.

Subject to acceptance by the Managers or a duly authorized officer (together, the "*Manager*"), and any other conditions precedent set forth herein, the Subscriber hereby (i) agrees to invest in the Company by making the financial commitments described herein in the aggregate amount set forth opposite the words "Subscription Amount" on the signature page attached to this Subscription Agreement (the Subscriber's "*Capital Commitment*"); and (ii) agrees to become a member of the Company (a "*Member*"), to be bound by the Operating Agreement of the SPV Company (the "*Operating Agreement*"), and to perform the Subscriber's obligations thereunder.

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of Interests is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Interests may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the Operating Agreement and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the SPV Company as follows:

1. On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the SPV Company and, upon acceptance by the SPV Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the SPV Company agrees to issue and sell to the Subscriber the number of Interests listed on the signature page to this Subscription Agreement.

2. Upon acceptance of this Subscription Agreement by the SPV Company, the Subscriber shall purchase the Interests by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement. The Subscriber also agrees that it will provide the information and documentation requested by the Portal to complete the subscription.

3. The Subscriber represents, warrants, and agrees as follows:

(a) The Subscriber understands and accepts that the purchase of the Interests involves various risks, including the risks outlined in the Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Interests; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the SPV Company.

(b) The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

(c) The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the SPV Company and BoydBikes concerning the investment in the Interests. The Subscriber understands and agrees that the SPV Company and BoydBikes are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Interests issued by the SPV Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the SPV Company and BoydBikes will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the SPV Company or BoydBikes that the SPV Company or BoydBikes possesses or can obtain without unreasonable expense. The Subscriber acknowledges that he has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the SPV Company, BoydBikes, the Interests, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the SPV Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d) The Subscriber understands that the Interests in the SPV Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Interests will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The SPV Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)	The Subscriber is purchasing the Interests for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Interests unless the Interests have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the SPV Company, an exemption therefrom is available.

(f)	The Subscriber has had an opportunity to review the Operating Agreements with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the SPV Company the Subscriber will be bound by the terms and conditions of the SPV Company's Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Operating Agreements. The Subscriber acknowledges that the relative features of the Interests are described in the SPV Company's Operating Agreement and the Interests are subject to restrictions as contained in the SPV Company's Operating Agreement.

(g)	The Subscriber confirms that it is not relying and will not rely on any communication of the SPV Company, BoydBikes, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Interests. The Subscriber understands that information and explanations related to the offering of Interests provided by the SPV Company, BoydBikes, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Interests, and that neither the SPV Company, BoydBikes, the Portal, nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Interests. The Subscriber acknowledges that neither the SPV Company, BoydBikes, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Interests for purposes of determining the Subscriber's authority or suitability to purchase the Interests.

(h)	The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the SPV Company and BoydBikes. The Subscriber understands that the SPV Company will be using all of the proceeds of this offering to invest in BoydBikes with the goal of developing and operating the Venue. The Subscriber understands that BoydBikes's business plan is subject to change depending on a variety of circumstances, and BoydBikes may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that BoydBikes sells additional units or membership interests, the SPV Company's interest in BoydBikes would then be diluted on a pro rata basis with other members of BoydBikes, and, consequentially, the Subscriber's indirect ownership percent in BoydBikes would be subsequently reduced. There can be no assurance that BoydBikes will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to BoydBikes.

(i)	The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the SPV Company, resulting in a partial or total loss of the Subscriber's investment in the SPV Company. The Subscriber confirms that no representations or warranties about SPV Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the SPV Company.

(j)	The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the SPV Company's Operating Agreement and to subscribe for and purchase or otherwise acquire the Interests. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Interests. Upon acceptance of this Subscription Agreement by the SPV Company, this Subscription Agreement and the SPV Company's Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the Interests are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k)   The Subscriber understands that the Interests are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the SPV Company has no obligation or intention to take any action to permit subsequent sales of the Interests pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Interests, or any interest therein, except in compliance with Regulation Crowdfunding or the SPV Company's Operating Agreement.

4.   The Subscriber acknowledges that the SPV Company and BoydBikes and their managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Interests for sale to the Subscriber without having first registered the issuance of the Interests under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the SPV Company, BoydBikes, and each of their managers, members, shareholders, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Interests.

6.   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

7.   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

8.   Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the SPV Company, in writing, of a different address to which such correspondence and notices are to be sent.

9.   The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Interests in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the SPV Company and returned to the Subscriber.

[Signature page follows.]


SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT WITH
BOYD CYCLING 2024 SPV, LLC


IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Interests as of this date: _____

_____

Name of Subscriber (Print or Type)

_____

Signature

Number of Interests:

_____

Aggregate Capital Commitment:

$ _____

Address:

_____

_____

_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED this date: _____-

BOYD CYCLING 2024 SPV, LLC,
a South Carolina limited liability company

By: **BOYD BIKES, INC.,**
a South Carolina corporation

Its: Manager

By: _____
Name: Boyd Johnson
Its: President & Chief Executive Officer

D. BoydBikes, INC Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SERIES A SHARES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SERIES A SHARES.   THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

BoydBikes, Inc.

Re: Purchase of Series A Shares in BoydBikes, Inc.

Ladies and Gentlemen:

The undersigned subscriber (the "***Subscriber***") understands that BoydBikes, Inc., a South Carolina Corporation (the "***Company***"), is offering shares of Series A preferred stock (the "***Series A Shares***"). The Company is offering the Series A Shares through a Regulation CF Offering. The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended (the "***Form C***"), filed with the U.S. Securities and Exchange Commission ("***SEC***"). The Company is offering the Series A Shares to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "***Portal***"). The offering of the Series A Shares will be offered at a valuation of the Company at $5,850,000.

Subject to acceptance by the Board of Directors or a duly authorized officer (together, the "***Board***"), and any other conditions precedent set forth herein, the Subscriber hereby (i) agrees to invest in the Company by making the financial commitments described herein in the aggregate amount set forth opposite the words "Subscription Amount" on the signature page attached to this Subscription Agreement (the Subscriber's "***Capital Commitment***"); and (ii) agrees to become a shareholder of the Company (a "***Member***"), to be bound by the Bylaws, the Articles of Incorporation, and to perform Subscriber's obligations thereunder.

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of Series A Shares is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in the Series A Shares may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the Company's Bylaws, the Articles of Incorporation, and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Company as follows:

1.	On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the Company and, upon acceptance by the Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Company agrees to issue and sell to the Subscriber the number of Series A Shares listed on the signature page to this Subscription Agreement.

2.	Upon acceptance of this Subscription Agreement by the Company, the Subscriber shall purchase the Series A Shares by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement. The Subscriber also agrees that it will provide the information and documentation requested by the Portal to complete the subscription.

3.	The Subscriber represents, warrants, and agrees as follows:

(a)	The Subscriber understands and accepts that the purchase of the Series A Shares involves various risks, including the risks outlined in the Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Series A Shares; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Company.

(b)	The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

(c)	The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the Company concerning the investment in the Series A Shares. The Subscriber understands and agrees that the Company are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Series A Shares issued by the Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the Company will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the Company that the Company possesses or can obtain without unreasonable expense. The Subscriber acknowledges that he has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Company, the Series A Shares, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)	The Subscriber understands that the Series A Shares in the Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Series A Shares will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

        (e)   The Subscriber is purchasing the Series A Shares for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Series A Shares unless the Series A Shares have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the Company, an exemption therefrom is available.

        (f)   The Subscriber has had an opportunity to review the Bylaws and the Articles of Incorporation with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the Company the Subscriber will be bound by the terms and conditions of the Company's Bylaws and the Articles of Incorporation. The Subscriber has also had an opportunity to ask questions and receive answers about the the Bylaws and the Articles of Incorporation. The Subscriber acknowledges that the relative features of the Series A Shares are described in the Company's Bylaws and the Articles of Incorporation and the Series A Shares are subject to restrictions as contained in the Company's Bylaws and the Articles of Incorporation.

        (g)   The Subscriber confirms that it is not relying and will not rely on any communication of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Series A Shares. The Subscriber understands that information and explanations related to the offering of Series A Shares provided by the Company, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Series A Shares, and that neither the Company, the Portal, nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Series A Shares. The Subscriber acknowledges that neither the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Series A Shares for purposes of determining the Subscriber's authority or suitability to purchase the Series A Shares.

        (h)   The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the Company. The Subscriber understands that the Company's business plan is subject to change depending on a variety of circumstances, and the Company may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Company sells additional shares, the Subscriber's interest in the Company would then be diluted on a pro rata basis with other members of Company. There can be no assurance that the Company will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to the Company.

        (i)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Company, resulting in a partial or total loss of the Subscriber's investment in the Company. The Subscriber confirms that no representations or warranties about Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Company.

        (j)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the Company's Bylaws and the Articles of Incorporation and to subscribe for and purchase or otherwise acquire the Series A Shares. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Series A Shares. Upon acceptance of this Subscription Agreement by the Company, this Subscription Agreement and the Company's Bylaws and the Articles of Incorporation will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the Series A Shares are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k)   The Subscriber understands that the Series A Shares are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Company has no obligation or intention to take any action to permit subsequent sales of the Series A Shares pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Series A Shares, or any interest therein, except in compliance with Regulation Crowdfunding or the Company's Bylaws and the Articles of Incorporation.

4.   The Subscriber acknowledges that the Company and its Board of Directors, shareholders, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Series A Shares for sale to the Subscriber without having first registered the issuance of the Series A Shares under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the Company and each of its managers, members, shareholders, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Series A Shares.

6.   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

7.   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

8.   Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the Company, in writing, of a different address to which such correspondence and notices are to be sent.

9.   The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Series A Shares in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the Company and returned to the Subscriber.

[Signature page follows.]

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT WITH
BOYDBIKES, INC.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Series A Shares as of this date: _____

_____
Name of Subscriber (Print or Type)

_____
Signature

Number of Series A Shares:

_____

Capital Commitment:

$_____

Address:

_____
_____
_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED this date _____

BoydBikes, Inc.

By: _____
Name: Boyd Johnson
Title: President

E. Shareholders Agreement - BoydBikes

PURSUANT TO SOUTH CAROLINA CODE OF LAWS § 15-48-10 ET SEQ., 1976, AS AMENDED, THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE COMPANY.

SHAREHOLDERS' AGREEMENT

This **SHAREHOLDERS' AGREEMENT** (this "*Agreement*") is made and entered into as of August [*], 2024 (the "*Effective Date*"), by and among BoydBikes, Inc., a South Carolina corporation ("*Company*"), and the shareholders of the Company set forth on the signature page attached hereto or that may otherwise become parties to this Agreement from time to time (collectively, the "*Shareholders*"). The Company and the Shareholders are referred to herein individually as a "*Party*" and collectively as the "*Parties*."

RECITALS

WHEREAS, the Company and the Shareholders desire to promote their mutual interests by imposing certain restrictions on the transfer of the Shares, by providing for certain options to purchase the Shares, and other matters contemplated by this Agreement; and

WHEREAS, this Agreement shall be binding on all those who execute this Agreement or a counterpart of it as a Shareholder.

NOW, THEREFORE, BE IT RESOLVED, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this ARTICLE I.

"*Affiliate*" shall mean with respect to any Person, (a) any Person which, directly or indirectly, controls, is controlled by or is under common control with such Person, or (b) where applicable, an individual's spouse, the grandparents of the individual or the individual's spouse and the descendants (whether natural or adopted) of such grandparents and any trust formed solely for the benefit of any of the foregoing.

"*Applicable Law*" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority, (b) any consents or approvals of any Governmental Authority, and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"*Articles of Incorporation*" means the Company's Articles of Incorporation as they may be amended from time to time.

"*Board*" means the Board of Directors of the Company.

1

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the city of Greenville are authorized or required to close.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"**Company**" has the meaning set forth in the introductory paragraph.

"**Company Party**" means each of the Company and each of the Company's Affiliates (including their subsidiaries).

"**Effective Date**" means the date as defined above in the preamble.

"**Electing Shareholders**" has the meaning defined in Section 3.01.

"**Governing Documents**" means the Articles of Incorporation and any bylaws of the Company as each may be amended or amended and restated from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Indemnified Person**" has the meaning in accordance with Section 5.02.

"**Person**" means an individual, corporation, limited liability company, partnership, company, joint venture, trust, organization, Governmental Authority, or other entity.

"**Prime Rate**" means the variable rate from time to time published in the "Money Rates" section of The Wall Street Journal as being the "Prime Rate" (or, if more than one rate is published as the Prime Rate, then the highest of such rates).

"**Proposed Sale**" has the meaning defined Section 3.02.

"**Proposed Transferee**" has the meaning defined in Section 2.04.

"**Pro Rata Percentage**" means with respect to any Shares held by a Shareholder (or any group of particular Shareholders), the number of Shares held by the Shareholder (or group) divided by the aggregate number of Shares held by all Shareholders (or all Shareholders in any particular group of Shareholders) and, in each case with respect to any Shares being purchased, sold or issued, without including such Shares that are to be purchased, sold or issued.

"**Required Majority**" means Shareholders that own more than fifty percent (50%) of the voting Shares owned by all of the Shareholders who hold voting Shares.

"**ROFR Notice**" has the meaning defined in Section 2.04.

"**ROFR Shares**" has the meaning defined in Section 2.04.

"**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from the Shareholders Shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); (b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole; or (c) a merger or consolidation in which the Company is a constituent party other than a merger or consolidation involving the Company in which the Shares of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for Shares that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the Shares of the surviving or resulting corporation.

"**Securities Act**" has the meaning as defined in <u>Section 2.01(b)</u>.

"**Selling Member**" has the meaning in accordance with <u>Section 4.09</u>.

"**Shareholder**" has the meaning set forth in the introductory paragraph.

"**Shareholder Representative**" has the meaning defined in <u>Section 3.01(g)</u>.

"**Shares**" mean any and all shares of capital stock of the Company issued and outstanding whether common stock, preferred stock, or any other type of stock, whether voting or nonvoting, as well as all shares of capital stock of the Company issuable pursuant to outstanding options, warrants, other derivative securities, convertible securities or similar arrangements.

"**Terms**" shall have the meaning set forth in Section 4.07(b).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person.

"**Transferor Shareholder**" has the meaning in accordance with <u>Section 2.04</u>.

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.


ARTICLE II
TRANSFER RESTRICTIONS


Section 2.01   General Restrictions on Transfer.

(a)　No Shareholder shall Transfer any or all of his, her or its Shares, whether voluntarily or involuntarily, except as permitted by this Agreement or the Act; provided that Shares transferred as required by ARTICLE III, shall not be subject to the restrictions on Transfer set forth in this Section 2.01 or Section 2.04.

(b)　Any Transfer of Shares will not be effective unless, prior to the time of Transfer, (i) the transferor has certified in a writing signed by the transferor and, unless waived by the Company, accompanied by a legal opinion from the transferor's attorney (which legal opinion must be acceptable to the Company) and delivered to the Company that the proposed transfer of the Shares is not subject to or is exempt from the registration requirements of the Securities Act of 1933, as amended from time to time (the "*Securities Act*"); and (ii) the Proposed Transferee (as defined below) has executed a Joinder Agreement in the form attached hereto as **Exhibit A**.

(c)　Any Transfer of Shares by any Shareholder, whether voluntary or involuntary and whether for or without consideration, will be void *ab initio*, unless (i) approved in writing prior to the proposed transfer by the Board of Directors and (ii) such Transfer is made in compliance with the other provisions of this Agreement. Any Transfer of Shares not made in compliance with the other requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company.

(d)　Each Shareholder (i) acknowledges that the Shares have not been registered under the Securities Act, in reliance upon exemptions contained therein, (ii) represents and warrants that he, she or it has acquired his, her or its Shares for investment and not with a view to resell or to otherwise distribute such shares within the meaning of the Securities Act, and (iii) covenants that he, she or it will not offer, sell or otherwise transfer his, her or its Shares unless such Shares are subsequently registered under the Securities Act, or an exemption from such registration is available.

(e)　For the purposes of this Agreement, any rights, restrictions or obligations that would be applicable to any natural person, if such natural person was a direct Shareholder are intended to, and shall, apply to any Shareholder that is a Person other than a natural person that is owned or controlled by such natural person as if such other Person was such natural person.

Section 2.02　Legend on Share Certificates. In addition to any legends required by Applicable Law, each certificate representing the Shares of the Company now owned or that may hereafter be acquired by the Shareholders shall bear a legend substantially in the following form:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS' AGREEMENT (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SHAREHOLDERS' AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH SHAREHOLDERS' AGREEMENT."

Section 2.03　Shares Covered. This Agreement shall cover all of the Shares now owned or hereafter acquired by the Shareholders while this Agreement remains in effect.

Section 2.04　Right of First Refusal. In the event a Shareholder (the "*Transferor Shareholder*") desires to Transfer all or any portion of his, her or its Shares (with or without consideration) to, or desires to accept an offer to purchase all or any portion of his, her or its Shares from, any Person (a "***Proposed Transferee***") and the Transferor Shareholder has received the consents required by Section 2.01(c), then the Transferor Shareholder shall give the Company written notice of the Transferor Shareholder's intention to dispose of such Shares (the "***ROFR Shares***"). Such notice (the "***ROFR Notice***") shall include the number of Shares subject to the offer, the terms of the proposed disposition (including the proposed purchase price and payment terms), the name of the Proposed Transferee (and all of its beneficial owners), and an offer to sell the ROFR Shares to the Company in accordance with the provisions of this Section 2.04, as follows:

(a)   The Company shall have the first right to purchase all or any portion of the ROFR Shares by delivery of written notice to the Transferor Shareholder within a period of 30 days after receipt of the ROFR Notice. Any such decision shall be made by the approval in writing by the Board.

(b)   The option granted to the Company under this Section 2.04 shall be exercisable on the same terms and conditions (including purchase price and payment terms) as set forth in the ROFR Notice.

(c)   Any ROFR Shares that remain unsold after compliance with clauses (a) above, may be sold to the Proposed Transferee (within 60 days of the expiration of the period in Section 2.04(a)) upon the terms and conditions described in the ROFR Notice and subject to the provisions of this Agreement. Notwithstanding the foregoing, the Company shall not effect a transfer of the ROFR Shares to a Proposed Transferee unless such Proposed Transferee complies with the provisions of Section 2.01(b).

(d)   At the closing of any purchase and sale pursuant to this Section 2.04, which shall take place at such time as set forth in the ROFR Notice or such other time as agreed by the Transferor Shareholder and the Company, the Transferor Shareholder shall deliver to the Company the certificate or certificates representing the Shares to be sold (if such Shares are certificated), accompanied by stock powers with signatures guaranteed and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the promissory note or payment of the lump sum purchase price therefor from the Company.

(e)   The Company may assign its rights set forth in this Section 2.04 to any other Person in the Company's sole discretion.

ARTICLE III
DRAG-ALONG RIGHTS

Section 3.01   Drag-Along Right. In the event that a Required Majority of the Company approves a Sale of the Company in writing (the "***Electing Shareholders***"), specifying that this Section 3.01 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.02, each Shareholder and the Company hereby agree:

(a)   that the transfer restrictions in ARTICLE II shall not apply to such proposed Transfers;

(b)   if such transaction requires shareholder approval, with respect to all Shares that such Shareholder owns or over which such Shareholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company;

(c)   if such transaction is a Stock Sale, to sell the same proportion of Shares of the Company beneficially held by such Shareholder as is being sold by the Electing Shareholders to the

Person to whom the Electing Shareholders propose to sell its Shares, and, except as permitted in Section 3.02 below, on the same terms and conditions as the other Shareholders;

(d) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Required Majority in order to carry out the terms and provision of this Section 3.01, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under Applicable Law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit (A) challenging the Sale of the Company or this Agreement, or (B) alleging a breach of any fiduciary duty of the Electing Shareholders or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3.01 includes any securities and due receipt thereof by any Shareholder would require under Applicable Law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Shareholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Required Majority, in connection with such Sale of the Company, appoints a shareholder representative (the "*Shareholder Representative*") with respect to matters affecting the Shareholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (A) to consent to (x) the appointment of such Shareholder Representative, (y) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (z) the payment of such Shareholder's Pro Rata Percentage (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Shareholder Representative in connection with such Shareholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Shareholders, and (B) not to assert any claim or commence any suit against the Shareholder Representative or any other Shareholder with respect to any action or inaction taken or failed to be taken by the Shareholder Representative, within the scope of the Shareholder Representative's authority, in connection with its service as the Shareholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

Section 3.02   Conditions. Notwithstanding anything to the contrary set forth herein, a Shareholder will not be required to comply with Section 3.01 in connection with any proposed Sale of the Company (the "*Proposed Sale*"), unless:

(a) any representations and warranties to be made individually by such Shareholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Shareholder holds all right, title and interest in and to the Shares such

Shareholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Shareholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Shareholder have been duly executed by the Shareholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Shareholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Shareholder in connection with the transaction, nor the performance of the Shareholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Shareholder is a party, or any Applicable Law that applies to the Shareholder; provided that the Shareholders may be required to make representations and warranties relating to a Company Party that are made by all Shareholders;

(b)   the Shareholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than to the extent relating to a Company Party (and except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any other Shareholder of any identical representations, warranties and covenants provided by all Shareholders);

(c)   liability shall be limited to such Shareholder's applicable share (determined based on the respective proceeds payable to each Shareholder in connection with such Proposed Sale) of a negotiated aggregate indemnification amount that applies equally to all Shareholders but that in no event exceeds the amount of consideration otherwise payable to such Shareholder in connection with such Proposed Sale, except with respect to claims related to fraud by that Shareholder, the liability for which need not be limited as to such Shareholder; and

(d)   upon the consummation of the Proposed Sale each holder of each class or series of Shares of the Company will receive (or have the option to receive) the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock.

ARTICLE IV
TERMINATION

Section 4.01   Termination. This Agreement shall terminate upon the earliest of:

(a)   the date on which none of the Shareholders holds any Shares;

(b)   the dissolution, liquidation, or winding up of the Company; or

(c)   the agreement by the Company and the Required Majority; provided that no such termination may materially and adversely effect any Shareholder as compared to other Shareholders holding Shares of the same class unless such Shareholder has approved such termination in writing.

Section 4.02   Effect of Termination.

(a)   The termination of this Agreement shall terminate all further rights and obligations of the Shareholders under this Agreement except that such termination shall not affect:

(i)   the existence of the Company;

(ii)   the obligation of any Party to this Agreement to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii)   the rights which any Shareholder may have by operation of Applicable Law as a shareholder of the Company; or

(iv)   the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b)   The following provisions shall survive the termination of this Agreement: this Section 4.02 and ARTICLE V.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.01   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

Section 5.02   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Shareholder hereby agree, at the request of the Company or any other Shareholder, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 5.03   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt), (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (iii) on the date sent by facsimile (with confirmation of transmission) or email of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the applicable Party(ies) at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 5.03):

(a)   To the Company at its principal office address.

(b)   To a Shareholder at its, his or her address in the books and records of the Company.

Section 5.04   Agreement Prepared by Company Counsel. Each Shareholder has read this Agreement and acknowledges that: (a) counsel for the Company prepared this Agreement on behalf of the Company; (b) the Shareholder has been advised that a conflict may exist between its, his or her interests, the interests of the other Shareholders, and/or the interests of the Company; (c) this Agreement may have significant legal, financial planning and/or tax consequences to the Shareholder; (d) the Shareholder should seek the advice of independent counsel regarding such consequences; (e) counsel for the Company has made no representations to the Shareholder regarding such consequences; and (f) the Shareholder has had the opportunity to seek the advice of independent counsel.

Section 5.05   Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 5.06   Entire Agreement. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter, including, for the avoidance of doubt, any memorandum of understanding or letter of intent signed by the Shareholders on or prior to the date hereof. In the event of any inconsistency or conflict between this Agreement and the Governing Documents, the Shareholders and the Company shall, to the extent permitted by Applicable Law, amend such Governing Documents to comply with the terms of this Agreement. In the event of any inconsistency or conflict between this Agreement and the Articles of Incorporation, including with respect to any restrictions or other terms of transferring any Shares, this Agreement shall control.

Section 5.07   Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures to the benefit of the Parties and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns. This Agreement may not be assigned by any Shareholder except as provided in this Agreement (or as otherwise consented to in a prior writing by the Board) and any such assignment in violation of this Agreement shall be null and void.

Section 5.08   No Third-party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective heirs, executors, administrators, legal representations, successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 5.09   Amendment and Modification. This Agreement may only be amended, modified or supplemented by an instrument in writing executed by the Company and the Required Majority; provided that no such amendment, modification or supplement may materially and adversely effect any Shareholder with respect to any class of Shares as compared to other Shareholders holding Shares of the same class unless such Shareholder has approved such amendment, modification or supplement in writing. Any such written amendment, modification or supplements will be binding upon the Company and each Shareholder.

Section 5.10   Waiver. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 5.11   Governing Law; Consent to Jurisdiction. The laws of the State of South Carolina shall govern the validity of this Agreement, including all Exhibits and Schedules hereto, the construction and interpretation of its terms, and organization and internal affairs of the Company and the Shareholders without regard to any provision thereof that would cause the laws of any other jurisdiction to apply other than non-waivable provisions of US federal law. Each Party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 5.12 or emergency judicial relief.

Section 5.12   Arbitration. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE COUNTY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION

ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

Section 5.13   Equitable Remedies. Each Party hereto acknowledges that a breach or threatened breach by such Party of any of its, his or her obligations under this Agreement would give rise to irreparable harm to the other Parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, each of the other Parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond, prove damages or demonstrate the inadequacy of damages as a remedy).

Section 5.14   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 5.15   Counterparts. This Agreement may be executed either manually or electronically (such as by DocuSign®) in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A copy of this Agreement signed electronically or a signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 5.16   Power of Attorney. Each Party to this Agreement hereby constitutes and appoints as the proxies of the Party and hereby grants a power of attorney to the chief executive officer and the chief financial officer of the Company, and each of them individually, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Shareholders and votes regarding any Sale of the Company, and hereby authorizes each of them to represent and vote, if and only if the Party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Party's Shares in favor of the election of persons as officer determined pursuant to and in accordance with the terms and provisions of this Agreement or any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize an officer designated by the Shareholders to execute and deliver any applicable documentation referred on behalf of any Party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 5.16 is given in consideration of the agreements and covenants of the Company and the Parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to the terms hereof. Each Party hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to the terms hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

Section 5.17   Joinder Required for All Future Shareholders. The Company will not issue any Shares or any options, warrants, other derivative securities, convertible securities or similar arrangements exercisable or exchangeable for or convertible into Shares to any Person unless such Person becomes a party to this Agreement by executing a Joinder Agreement in the form attached hereto as **Exhibit A**.

(Signature page follows)

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date set forth above.

COMPANY:

BoydBikes, Inc.

By: _____

Name: Boyd Johnson

Title: President

SHAREHOLDERS:

EXHIBIT A
FORM OF JOINDER AGREEMENT

JOINDER AGREEMENT

This Joinder Agreement ("***Joinder Agreement***") is executed on _____, 20_, by the undersigned (the "***Holder***") pursuant to the terms of that certain Shareholders' Agreement dated as of August 19, 2024 (the "***Agreement***"), by and among BoydBikes, Inc. (the "***Company***"), and certain of its Shareholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder Agreement, the Holder agrees as follows:

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "***Shares***") or options, warrants, or other rights to purchase such Shares (the "***Options***"), in accordance with the terms and conditions of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Shares, Options, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) agrees that he/she/it is hereby joined as a "Shareholder" to the Agreement with the same force and effect as if Holder were originally a Shareholder party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or email address listed below Holder's signature hereto.

Accepted and Agreed:

HOLDER: **BoydBikes, Inc.**

_____   By:
Print Name: _____
_____   Print Name: Boyd Johnson
Address:_____   Title: President
_____

F. Term Sheet

BOYDBIKES, INC.

SUMMARY OF SELECTED TERMS

The following is a summary of selected terms of an investment in BoydBikes, Inc. dba "Boyd Cycling". The Company is issuing Series A Preferred Stock directly and Non-Voting Common Stock via a special purpose vehicle called Boyd Cycling 2024 SPV, LLC, a South Carolina limited liability company (the "SPV"). This summary is not a complete description of the terms of an investment the Company and is subject to and qualified in its entirety by reference to the detailed provisions of the Form C (together with the Offering Memorandum contained therein), the SPV's Operating Agreement, and the Company's Articles of Incorporation and Bylaws (collectively, the "Company Organizational Documents"), all of which should be reviewed thoroughly by each prospective investor and his or her legal, investment, accounting, and tax advisors. In the event that any of the terms of this term sheet conflict with any terms of the Company Organizational Documents (or the SPV Operating Agreement, as applicable), the terms of the Company Organizational Documents shall control. For more information on the offering, please visit https://marketplace.vicinitycapital.com/offers/67.

INVESTMENT OBJECTIVE:	The Company intends to use the proceeds (1) to provide funds to the Company's subsidiary, Munich Composites SC, Inc. ("Munich") for Munich to complete the purchase of its intellectual property and manufacturing assets, (2) continue to fund the start-up operations and working capital for the Company itself and/or its manufacturing subsidiaries Munich and Olive Manufacturing Group, LLC ("Olive") and (3) for other general corporate purposes.
	The Company sells wheels and rims for bicycles. Historically the Company's rims were contract manufactured by third parties. The Company is now in the process of "near-shoring" its manufacturing by opening its own manufacturing and assembly plants in or near Greenville, South Carolina, through the Company, which assembles wheels using rims from its two majority-owned subsidiaries: (i) Olive, which began business in 2021 by obtaining aluminum rims from contract manufacturers and is in the process of "near-shoring" its business by manufacturing aluminum rims itself in a recently opened facility in Greenville, South Carolina, and (ii) Munich, which intends to manufacture carbon fiber rims and is in the process of starting up operations after having acquired its machinery, equipment and intellectual property from a German carbon fiber company based in Germany in April of

this year.   The Company owns 50.74% of Munich and 75% of Olive.

A copy of the Company's business plan will be included in the Form C. In order for the Company to execute its business plan, it will need to pay the outstanding balance owed by Munich on the purchase price for its assets and grow its revenues through an expanded sales and marketing team.

THE OFFERING:	The Company is offering investors with an opportunity to invest in shares of Series A Preferred Stock of the Company (for investments of at least $1,000,000 subject to a $3,000,000 cap on Series A Preferred Stock) or Common Units in the SPV (for investments less than $1,000,000). Investors in shares of the Company's Series A Preferred Stock will have a direct ownership stake in the Company. The SPV will use the proceeds it receives in the Offering from the sale of its Common Units and immediately invest those proceeds into the Company in exchange for shares of Non-Voting Common Stock of the Company. Investors in the SPV's Common Units will not own a direct interest in the Company, though they will have an indirect ownership stake in the Company's Non-Voting Common Stock through the SPV.
TOTAL RAISE AMOUNT:	Boyd Cycling is seeking to raise a minimum of $1,000,000 and a maximum of $5,000,000 of capital in this Offering. Each Common Unit in the SPV is priced at $25.00, and the SPV will acquire shares of Non-Voting Common Stock from the Company at $25.00 per share. Each share of Series A Preferred Stock is priced as $23.26 per share.
MANAGEMENT:	The Company serves as the Manager of the SPV. The members of the board of directors of the Company are Boyd and Nicole Johnson, a married couple (the "Johnsons"). Boyd Johnson is the President and Chief Executive Officer of the Company, and Nicole Johnson is the Executive Vice President and Chief Operating and Marketing Officer of the Company. The Johnsons will be responsible for managing Boyd Cycling and investors will not have any control over the Company. The shares of Non-Voting Common Stock held by the SPV and the shares of Series A Preferred Stock held directly by investors generally do not have voting rights except in a few specific circumstances where they are required to have voting rights by South Carolina corporate law. Investors in the SPV's Common Units will not have the ability to remove the

Manager of the SPV except in very narrow situations, which will require a supermajority vote of the investors.

DISTRIBUTIONS: Distributions will be made in the discretion of the board of directors of the Company. The Company has 38,972 outstanding shares of Series Seed Preferred Stock, all of which are held by SC Launch. The Company's Organizational Documents will require the Company to declare all dividends pro rata on its Common Stock (both voting and non-voting), the Series Seed Preferred Stock and the Series A Preferred Stock on an equal rank basis. When the Company's board of directors causes the Company to make a distribution, the distributions will be made pro rata to the Company's shareholders (including the SPV) in accordance with their respective percentage interests. The SPV expects to make distributions to the investors when it receives distributions from the Company, and such distributions will be made pro rata to the investors.

The Company's organizational documents will provide that both the Series Seed Preferred Stock and the Series A Preferred Stock will have a preferential right over the Company's Common Stock to distributions generally in any liquidation or sale of the Company. Generally, in a liquidation or sale of the Company, the Series Seed Preferred Stock and the Series A Preferred Stock will be entitled to receive the greater of (a) their original issue price plus any declared but unpaid dividends or (b) the amount per share that would have been payable had all of the shares of the Series Seed Preferred Stock and the Series A Preferred Stock been converted to Common Stock.

PREEMPTIVE RIGHTS: The shares of Series A Preferred Stock will entitle their holders to customary preemptive rights – in the event the Company offers any of its equity securities or securities convertible into or exercisable or exchangeable for its equity securities subject to certain exceptions, a holder of shares of Series A Preferred Stock will have right of first refusal to purchase a portion of the securities being offered equal to (a) the number of shares of Series A Preferred Stock held by that holder divided by (b) the total number of outstanding shares of the Company's Common Stock determined on a fully-diluted basis (i.e. all convertible shares such as the Series Seed Preferred Stock and Series A Preferred Stock are counted

as converted to Common Stock and all options, warrants and the like exercisable for Common Stock are counted as if exercised). This preemptive right will not apply to (a) shares of Common Stock issuable upon conversion of preferred stock or the exercise of options, warrants the like, (b) equity securities issued as equity compensation to Company officers, directors, employees or independent contractors, (c) equity securities issued as part or all of the consideration for acquisitions of other companies or assets, (d) equity securities issued to lenders or equipment financiers of the Company in connection with loans or equipment financings to the Company, or (e) equity securities issued in a public offering registered with the Securities and Exchange Commission.

TAXATION: The SPV will be taxed as a partnership. The Company is a C-corporation and therefore subject to "double taxation" - the Company pays income taxes on its income and gain when earned by the Company, and the Company's shareholders pay tax on any dividends or distributions they receive from the Company.

RISK FACTORS: Investment in Boyd Cycling is subject to significant risks. These risks are set forth in detail in the Form C.

G. Audited Financials

Report on Audits of Financial Statements of

Boyd Bikes, Inc.

As of and for the years ended December 31, 2023 and 2022

Contents

————



SuggsJohnson
ADVISORS ◆ CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report
_____

To the Stockholders
Boyd Bikes, Inc.
Greenville, South Carolina

Opinion

We have audited the accompanying financial statements of Boyd Bikes, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

107 Edgebrook Drive (29621) | Post Office Box 102 (29622) | Anderson, South Carolina | (864) 226-0306
850 South Pleasantburg Suite 206 (29607) | Post Office Box 8895 (29604) | Greenville, South Carolina | (864) 233-8400

suggsjohnson.com

Auditors' Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



Anderson, South Carolina
August 12, 2024

2

Boyd Bikes, Inc.
Balance Sheets
as of December 31,

		2023		2022
Assets				
Current assets:				
Cash	$	130,598	$	110,016
Accounts receivable, net		18,893		23,822
Inventories		492,015		465,917
Total current assets		641,506		599,755
Property and equipment, net		189,781		277,760
Related party receivables		42,222		21,905
Other assets		4,350		4,350
Total assets	$	877,859	$	903,770
Liabilities and Members' Equity				
Current liabilities:				
Accounts payable	$	18,841	$	13,493
Accrued expenses and credit card payables		25,346		28,473
Contract liabilities		24,347		60,784
Notes payable, current portion		31,099		29,003
Total current liabilities		99,633		131,753
Long-term liabilities:				
Related party payables		70,288		-
Deferred tax liabilities, net		46,003		43,176
Notes payable, net of current portion		477,115		500,922
Total liabilities		693,039		675,851
Stockholders' equity:				
Amounts due from stockholders		(15,843)		(15,843)
Common stock		25		25
Preferred stock		550,000		550,000
Retained deficit		(349,362)		(306,263)
Total stockholders' equity		184,820		227,919
Total liabilities and stockholders' equity	$	877,859	$	903,770

The accompanying notes are an integral part of these financial statements.

Boyd Bikes, Inc.
Statements of Operations
for the years ended December 31,

		2023		2022
Revenues, net	$	1,297,262	$	1,582,292
Cost of goods sold		645,240		789,704
Gross profit		652,022		792,588
Selling, general, and administrative expenses		664,499		786,262
(Loss) income from operations		(12,477)		6,326
Other expenses:				
Interest expense		27,758		22,822
Other expense		37		2,103
Total other expenses		27,795		24,925
Net loss before income taxes		(40,272)		(18,599)
Provision for income taxes		(2,827)		(5,612)
Net loss	$	(43,099)	$	(24,211)

The accompanying notes are an integral part of these financial statements.

Boyd Bikes, Inc.
Statements of Stockholders' Equity
for the years ended December 31, 2023 and 2022

	Common Stock $0.0001 par value; 251,547 shares authorized		Preferred Stock $14.113 par value; 38,972 shares authorized		Retained deficit	Due from Stockholders	Total stockholders' equity
	Shares	Amount	Shares	Amount			
Balance, January 1, 2021	251,547	$ 25	38,972	$ 550,000	$ (282,052)	$ (15,843)	$ 252,130
Net loss	—	—	—	—	(24,211)	—	(24,211)
Balance, December 31, 2022	251,547	25	38,972	550,000	(306,263)	(15,843)	227,919
Net loss	—	—	—	—	(43,099)	—	(43,099)
Balance, December 31, 2023	251,547	$ 25	38,972	$ 550,000	$ (349,362)	$ (15,843)	$ 184,820

The accompanying notes are an integral part of these financial statements.

Boyd Bikes, Inc.
Statements of Cash Flows
for the years ended December 31,

	2023	2022
Cash flows from operating activities:		
Net loss	$ (43,099)	$ (24,211)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	28,137	12,588
Credit loss expense	10,694	-
Changes in operating assets and liabilities		
Accounts receivable	(5,765)	(21,880)
Inventories	(26,098)	(57,086)
Related party receivables	(20,317)	18,000
Accounts payable	5,348	(566)
Contract liabilities	(36,437)	(79,888)
Accrued expenses	(3,127)	326
Deferred taxes	2,827	5,612
Related party payables	70,288	-
Net cash provided by (used in) operating activities	(17,549)	(147,105)
Cash flows from investing activities:		
Proceeds from refund on property and equipment	65,142	-
Purchases of property and equipment	(5,300)	(129,224)
Net cash provided by (used in) investing activities	59,842	(129,224)
Cash flows from financing activities:		
Proceeds from notes payable	-	225,000
Repayments on notes payable	(21,711)	(25,712)
Net cash (used in) provided by financing activities	(21,711)	199,288
Net increase (decrease) in cash	20,582	(77,041)
Cash at beginning of year	110,016	187,057
Cash at end of year	$ 130,598	$ 110,016
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ (30,098)	$ (19,736)

The accompanying notes are an integral part of these financial statements.

Boyd Bikes, Inc.
Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Description of Business and Organization – Boyd Bikes, Inc. (the "Company") was founded in 2009 and is headquartered in the Upstate of South Carolina. The Company specializes in craft bicycle rim and wheel manufacturing, delivering wheels to individual riders, shops, distributors, and original equipment manufacturers. The Company also sells various bicycle accessories such as hubs and related parts. During the year ended December 31, 2020, the Company issued 38,972 Series Seed shares of preferred stock. Such shares are convertible to common stock, at a rate of one preferred share to one common share, at any time by the preferred stockholder. The preferred stockholder is also entitled to vote on corporate matters and has certain protective rights. The preferred stockholder holds liquidation preference over common stockholders. The preferred stockholder is entitled to have its shares redeemed at the greater of its original issue price or the common stock equivalent value if such shares were converted immediately prior to a liquidation event. The preferred stockholder is also entitled to a fee of $300,000 should the Company relocate its operations outside of South Carolina within five years from the date the preferred shares were issued.

Basis of Presentation – The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash – The Company maintains its cash in bank deposit accounts at high quality financial institutions and generally limits its exposure to credit risk from balances on deposit with the financial institution in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limit. At times, such deposits may be in excess of FDIC insured limits. At December 31, 2023 and 2022, cash balances were not in excess of FDIC limits.

Accounts Receivable – Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash flows from operating activities in the statements of cash flows. The Company offsets gross accounts receivable with an allowance for credit losses. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable and is based upon historical loss patterns, the number of days that invoices are past due, and an evaluation of the potential risk of loss associated with specific accounts. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.   Provisions for allowances for credit losses are recorded in general and administrative expenses.

Estimating credit losses based on risk characteristics requires significant judgment by the Company. Significant judgments include but are not limited to assessing current economic conditions and the extent to which they would be relevant to the existing characteristics of the Company's financial assets, the specifics of each account receivable, and the level of reliance on historical experience in light of economic conditions. The Company reviews and updates, when necessary, its historical risk characteristics that are meaningful to estimating credit losses, any new risk characteristics that arise in the natural course of business, and the estimated life of its financial assets.

Based on management's estimates of collectability, an allowance for credit losses of $50 and $0 were recorded at December 31, 2023 and 2022, respectively. There was $10,694 and $0 of credit loss expense recorded for the years ended December 31, 2023 and 2022, respectively.

Note 1. Summary of Significant Accounting Policies (continued)

Inventories – Inventories are valued at the lower of cost (determined on an average cost basis) or market and consist of raw materials (parts) and finished products (assemblies).

Property and Equipment – The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed by straight-line methods for financial statement purposes.   The useful lives of property and equipment for purposes of computing depreciation are five to ten years.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in other expenses.

Shipping and Handling Costs – Shipping and handling costs are classified as part of both revenue and cost of goods sold in the statements of operations. Total shipping and handling costs were $77,571 and $84,459 for the years ended December 31, 2023 and 2022, respectively. Shipping and handling income was $52,495 and $49,380 for the years ended December 31, 2023 and 2022, respectively.

Revenue Recognition – The Company derives its revenue primarily as a manufacturer of bicycle wheels. Revenues are recognized when control of these products is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products.   Shipping and handling fees charged to the customer are reported within revenues. Incidental items that are immaterial in the context of the order are recognized as expense.   The Company does not have any significant financing components as payment terms are generally 30 – 60 days or orders require prepayment via credit card. Costs incurred to obtain a contract are expensed as incurred when the amortization period is less than one year. For the years ended December 31, 2023 and 2022, all of the Company's revenues were recognized at a point in time, which was the completion of a single performance obligation. The single performance obligation is to ship the purchased goods to the customer, which is completed once the product leaves the Company's facility. The Company provides assurance-type warranties on its products for defects in materials and workmanship. Based on the Company's historical experience, warranty liabilities associated with sales to date would be immaterial to the financial statements.

In many instances, the Company sells products to individual customers directly. These sales require the pre-payment of the product cost before the Company will build and ship the product to the customer. As a result, the Company records a contract liability for unearned revenue in its balance sheets. The Company will recognize the associated revenue with the transaction when the product is shipped to the customer. At December 31, 2023, 2022, and 2021, contract liabilities were $24,347, $60,784, and $140,672, respectively.

Note 1. Summary of Significant Accounting Policies (continued)

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for depreciation of property and equipment, revenue recognition for long-term contracts, and the utilization of net operating loss carry forwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount management expects is more likely than not to be realized.

The Company has reviewed potential tax uncertainties in accordance with applicable financial accounting standards and management believes that there are no uncertainties that would have a material impact on the Company's financial position or results of operations as of and for the years ended December 31, 2023 and 2022. Generally, the Company's income tax returns are open for review by taxing jurisdictions for the three previous years.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expense – Advertising costs are expensed as incurred. Advertising costs totaled $1,795 and $4,313 for the years ended December 31, 2023 and 2022, respectively.

Leases – The Company utilizes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.

The Company has made the accounting policy elections to not capitalize short-term leases (defined as a lease with a lease term that is less than 12 months), to combine lease and non-lease components for all asset classes in determining the lease payments, and to use the risk-free rate in determining the present value of future lease payments. The Company has also implemented the provisions of ASU 2023-01, *Leases (Topic 842)*, which provided practical expedients associated with assessing the legal enforceability of related party leases as well as allowing for leasehold improvements to be amortized over the useful lives of the improvements rather than the shorter of their economic life or lease term.

The Company determines whether an arrangement is, or contains, a lease at contract inception. An arrangement contains a lease if the Company has the right to direct the use of and obtain substantially all of the economic benefits of an identified asset. Right-of-use assets and lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Certain leases may contain renewal options or options to terminate prior to lease expiration, which are included in the measurement of right-of-use assets and lease liabilities when it is reasonably certain they will be exercised. For the years ended December 31, 2023 and 2022, the Company reimbursed a related party for its rent costs under its lease agreement. Therefore, no leases have been capitalized by the Company for these years. See Note 8 for further details.

Note 1. Summary of Significant Accounting Policies (continued)

Implementation of Accounting Standard - In June 2016, the FASB issued ASC 326, *Financial Instruments – Credit Losses*, which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were accounts receivable and related party receivables. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the Company's financial statements and primarily resulted in enhanced disclosures only.

Note 2. Receivables

Receivables consisted of the following at December 31:

	2023	2022
Trade accounts receivable	$ 18,943	$ 23,822
Less, allowance for credit losses	(50)	-
Accounts receivable, net	$ 18,893	$ 23,822

Trade accounts receivable amounted to $1,781 at December 31, 2021.

Note 3. Inventories

The following is a summary of inventories at December 31:

	2023	2022
Raw materials and parts	$ 409,445	$ 328,325
Prepaid inventory in transit	82,570	137,592
	$ 492,015	$ 465,917

Note 4. Property and Equipment

The following is a summary of property and equipment at December 31:

	2023	2022
Equipment	$ 255,566	$ 75,893
Vehicles	45,644	45,644
Leasehold improvements	23,110	23,110
Assets under construction	-	239,514
	324,320	384,161
Less: Accumulated depreciation	(134,539)	(106,401)
	$ 189,781	$ 277,760

Depreciation expense for the years ended December 31, 2023 and 2022 was $28,137 and $12,588, respectively.

Note 5. Accrued Expenses and Credit Card Payables

The following is a summary of accrued expenses and credit card payables at December 31:

	2023	2022
Credit card payables	$ 8,810	$ 9,539
Accrued interest expense	7,417	10,580
Payroll related accrued expenses	8,635	8,068
Other accrued expenses	484	286
	$ 25,346	$ 28,473

Note 6. Notes Payable

The Company had the following notes payable at December 31:

	2023	2022
Note payable to Greenville Local Development Corp.	$ 113,978	$ 122,287
Note payable to Small Business Administration	150,000	150,000
Note payable to First Palmetto Bank	30,280	40,580
Note payable to Appalachian Development Corp.	213,956	217,058
	508,214	529,925
Less current portion	(31,099)	(29,003)
Notes payable, net of current portion	$ 477,115	$ 500,922

Note 6. Notes Payable (continued)

Note Payable to Greenville Local Development Corp. (the "GLDC")

The Company entered into a note payable agreement with the GLDC for the principal amount of $150,000 in March 2019. The initial repayment term was 5 years; however, under the provisions of two amendments to the loan agreement, the note payable term was extended to ten years, and matures on May 1, 2029. Interest accrues at 5%. Monthly principal and interest payments of $1,186 are due until the maturity date, at which a balloon payment of the remaining principal is due. The Company is restricted to operating its facilities in Greenville County, South Carolina. Should the Company move its operations outside of this area, the note payable balance would be due in full at that time. The note payable to GLDC also contains customary warranties and covenants. At December 31, 2023 and 2022, the Company was in compliance with such covenants.

Note Payable to U.S. Small Business Administration

The Company entered into a note payable agreement with the U.S. Small Business Administration for the principal amount of $150,000 in December 2020. The proceeds from the promissory note were to be used to alleviate economic injury caused by COVID-19, a declared disaster. The Company's payments were deferred for the first 24 months; however, interest accrued during this time period. Subsequent to the deferral, the Company was required to make monthly payments of $731, first to be applied to accrued interest, then to principal and interest.   Interest accrues at 3.75%.   The note matures 30 years from the inception date of the promissory note. Substantially all assets are collateral under this promissory note. The note payable also contains customary warranties and covenants. At December 31, 2023 and 2022, the Company was in compliance with such covenants.

Note Payable to First Palmetto Bank

The Company entered into a note payable agreement with the First Palmetto Bank for the principal amount of $53,625 in August 2021. The Company is required to make 60 monthly payments of $1,014, which include interest accruing at 5.00%.   The note payable matures in August 2026. Certain stockholders of the Company serve as guarantors under this note payable agreement. All of the Company's equipment serves as collateral for this note payable agreement. The note payable also contains customary warranties and covenants. At December 31, 2023 and 2022, the Company was in compliance with such covenants.

Note Payable to Appalachian Development Corp.

The Company entered into a note payable agreement with the Appalachian Development Corp. for the principal amount of $225,000 in June 2022. The Company is required to make 180 monthly payments of $1,850, which include interest accruing at 5.50%.   All of the Company's equipment serves as collateral for this note payable, along with the guaranty of certain of the Company's stockholders, and related party, Olive Manufacturing Group, LLC.   The note payable contains certain covenants, principally that financial information be provided both quarterly and annually and that the Company not relocate its operations from the Appalachian region. The note payable also contains customary warranties and covenants. The Company received an extension for its December 31, 2023 financial statements and was considered in compliance with the note payable covenants by the Appalachian Development Corp.

Note 6. Notes Payable (continued)

Accrued interest associated with the above notes payable was $7,417 and $10,580 at December 31, 2023 and 2022 and has been reported with accrued expenses in the accompanying balance sheets.

Scheduled maturities of the notes payable are as follows:

For the years ending December 31,		
2024	$	31,099
2025		32,160
2026		30,520
2027		26,232
2028		27,600
2029-2033		165,168
2034-2038		94,819
2039-2043		27,329
2044-2048		32,956
2049-2050		40,331
Total	$	508,214

Note 7. Concentrations

Three and two companies represented 90% and 80% of the Company's outstanding accounts receivable at December 31, 2023 and 2022, respectively. Approximately 64% and 76% of purchases were made from two suppliers for the years ended December 31, 2023 and 2022. In management's opinion, the loss of any one of these customers or suppliers may cause a material impact on the Company's operations until alternative customers or vendors are identified.

Note 8. Related Party Transactions

At December 31, 2023 and 2022, the Company's balances receivable from (payable to) related parties are summarized as follows:

	2023	2022
Wheelman Properties, LLC	$ (70,223)	$ 8,965
Dirty Legs, LLC	-	60
Southeast Gravel, LLC	(65)	-
Olive Manufacturing Group, LLC	42,222	12,880
Due from stockholders	15,843	15,843

Note 8. Related Party Transactions (continued)

Amounts payable to Wheelman Properties, LLC, a related party through common ownership, relate to rent payments made on the facilities used by the Company and for working capital advances. Wheelman Properties, LLC is the tenant for the facility and the Company either reimburses rental costs or makes rental payments on behalf of Wheelman Properties, LLC. Amounts receivable from Wheelman Properties, LLC at December 31, 2022 relate to insurance and property tax costs paid by the Company on its behalf. The Company intends to settle the amounts due to Wheelman Properties, LLC during the year ending December 31, 2024. The Company received working capital advances of $85,000 and incurred rent expense of $68,086 during the year ended December 31, 2023. Rent expense of $70,037 was paid on behalf of Wheelman Properties, LLC during the year ended December 31, 2022.

Amounts receivable from or payable to Dirty Legs, LLC and Southeast Gravel, LLC, which are related parties through common ownership are from various operating costs incurred by the entities and paid by the Company, or costs incurred by the Company and paid by Dirty Legs, LLC or Southeast Gravel, LLC.

Amounts receivable from Olive Manufacturing Group, LLC, a related party through common ownership, relate to manufacturing and operating costs incurred by Olive Manufacturing Group, LLC but paid by the Company. The Company anticipates repayment of these amounts, either through cash payment or providing product to the Company, during the year ending December 31, 2024. The Company purchased approximately $58,000 of product from Olive Manufacturing Group, LLC during the year ended December 31, 2023. The Company and certain of its stockholders also serve as guarantors for Olive Manufacturing Group, LLC's note payable, which has a principal amount of $225,000.   Based on management's assessment, it has not recorded a liability associated with the note payable as it is not expected that the Company will have to perform under the guaranty agreement.

Amounts due from stockholders consist of operating costs paid by certain shareholders in a prior year. Such amounts have been presented as a reduction of equity in the statements of stockholders' equity. Management does not anticipate repayment of such amounts during the year ending December 31, 2024, and therefore has presented the amounts as noncurrent, with the exception of the amounts due from stockholders, which are presented as a reduction of stockholders' equity. The amounts due from stockholders do not bear interest.

Note 9. Income Taxes

The components of the provision for income taxes are as follows, for the years ended December 31:

	2023	2022
Current tax provision	$ -	$ -
Deferred tax provision	2,827	5,612
Credit for income taxes	$ 2,827	$ 5,612

Note 9. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of those assets and liabilities. The significant components of the Company's deferred income tax assets (liabilities) at December 31, 2023 and 2022, respectively, consisted of the following:

	2023	2022
Deferred tax assets:		
Net operating losses	$ 22,682	$ 16,744
General business tax credits	6,889	6,889
Total deferred tax assets	29,571	23,633
Deferred tax liabilities:		
Depreciation	(46,003)	(43,176)
Total deferred tax liabilities	(46,003)	(43,176)
Less, valuation allowance	(29,571)	(23,633)
Net deferred tax liabilities	$ (46,003)	$ (43,176)

In assessing whether deferred tax assets will in fact be realized, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against its deferred tax assets of $23,618 and $23,633 was necessary at December 31, 2023 and 2022 due to the lack of taxable income generated by the Company.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the Company's income tax benefit is as follows for the years ended December 31:

	2023	2022
Computed tax at the expected federal statutory rate	$ (8,457)	$ (3,906)
State income taxes, net of federal benefit	(1,591)	(735)
Increase in valuation allowance	5,938	11,396
Other	6,937	(1,143)
Income tax provision	$ 2,827	$ 5,612

Note 10. Contingencies

From time to time, the Company may be involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

Boyd Bikes, Inc.
Notes to Financial Statements

Note 11. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2023 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through August 12, 2024, the date these financial statements were available to be issued.

In February 2024, the Company formed Munich Composites, SC, Inc. ('Munich US') for the purposes of acquiring certain equipment, inventory, and intellectual property from Munich Composites, GMBH ('Munich DE'), in order to stabilize its supply chain for carbon fiber rim production and move production capability to its facility in the Upstate of South Carolina. Historically, the Company imported carbon fiber rims and components from Asian suppliers and occasionally has experienced longer than expected lead times.

Munich US then issued preferred stock to two investors for proceeds of $1,260,000.

Subsequently, in March 2024, Munich US acquired certain equipment, inventory, and intellectual property from Munich DE for a total price of €1,150,000 (approximately $1,248,000). The consideration was all cash, and was payable in tranches commencing in March 2024, and concluding in March 2025. As of the date of these financial statements, Munich SC has paid €862,500 (approximately $934,000), with the remaining €287,500 (approximately $314,000) due in March 2025.

The Company is contemplating issuing additional securities in Munich US to investors in order to support growth and for general working capital purposes.

H. Testing the Waters materials



VICINITY

Offers   Dashboard

BOYD Cycling

Regulation Crowdfunding

Goal: Up to
$3,000,000
for Equity
$6.2M pre-money
valuation

INDICATE
INTEREST

Start Date August 14, 2024

End Date October 1, 2024

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

The Deal   Shop Talk   Local Buzz   Q&A

♡ **INDICATE INTEREST**

Why fund our local story

➤ Experienced business leadership with professional cycling backgrounds

➤ 15 years of profitable operations as a premium brand in the cycling community

Our Story

Overview

Investment Summary

Our People

Documents

Risks

Disclosures

➤ Poised for explosive growth via vertical integration and expansion into global markets

➤ Near-shoring manufacturing to create high-paying local jobs

➤ Raising the industry's bar with leading-edge carbon fiber technology

➤Target +3x Equity Multiple on investment

Overview

We're Boyd Cycling. For the past 15 years we've been obsessed with building the highest quality wheels. In the past 4 years, Boyd Cycling has been actively near-shoring production into South Carolina, establishing a cycling ecosystem, and developing superior manufacturing methods.

With the new capabilities and vertical integration from manufacturing through end user, it's now time to take Boyd Cycling from a well known USA based wheel company into a worldwide leader in wheels and accessories.

We're excited to partner with you to turn our local success into a global brand.



The History

Boyd Cycling's story began with a deep-seated passion for cycling, shaped by years of competitive racing and a nuanced understanding of bike wheels. In 2009, Boyd Johnson, Co-Founder of Boyd Cycling transitioned from a professional cyclist to an entrepreneur, launching the company.

Boyd Cycling was the answer to the question "What's next?" after a decade-long professional cycling career. Boyd started in 2009 as an "all things cycling" company, with a product lineup that stretched from frames to accessories. We quickly realized focus was key to quality and success and went all-in on wheels in 2011.

This shift led to the rebranding of Boyd Cycling in 2011. We pursued excellence by designing our own rims and hubs, culminating in the launch of a superior in-house product line in 2013. This first Boyd-designed line of wheels gained national acclaim and the company took off. As we've grown, so has our technical expertise and our passion for controlling the entire manufacturing process to ensure the highest quality products.

2020 became a turning point for many in the recreation industry, including Boyd Cycling. As the popularity of all recreational sports boomed due to Covid, supply chains were constrained worldwide. In what would become a major turning point for Boyd Cycling, and possibly a large portion of the cycling industry, Boyd Cycling made a decision to take control of manufacturing and near-shore their production.

In 2021, we started Olive Manufacturing Group, an aluminum bicycle rim manufacturing company based in Greenville, SC. Olive Manufacturing Group makes aluminum rims for Boyd Cycling, plus other bike brands, wheel brands, and wheelchair wheel companies. Olive Manufacturing Group is a subsidiary owned and controlled by Boyd.

With the dedication on near-shoring production, an opportunity to acquire Munich Composites became available. Munich Composites is a German carbon fiber rim manufacturer that uses an automated and patented braiding method to manufacture carbon rims. Boyd Cycling led a group and finalized the acquisition of Munich Composites in early 2024. The machinery was transported to Landrum, SC where carbon fiber rims will be produced for bicycle brands, wheel companies, and eventually products outside of the

recreational sporting goods industries. After this acquisition, Boyd will be the sole carbon fiber rim manufacturer with operations in Europe.

With the acquisition of alloy and carbon manufacturing, Boyd Cycling is the only wheel company in the world who has full manufacturing control of both aluminum and carbon rims.This enables full-service capability as existing and new customers can now buy both from one supplier.


GREENVILLE, USA
BOYD CYCLING
MUNICH, GER
FOUNDING OF BOYD
2009
Founded by Boyd Johnson, a professional cyclist and turned entrepreneur. Established as a cyclist company.
THE START OF WHEELS
2011
In 2011, Boyd Cycling pursed a new course into rims & hubs by establishing design & manufacturing in-house resulting in quality control and margin locks. Established the product line in 2013.
NEAR-SHORING PRODUCTION
2020
During the pandemic, the recreational industry blossomed and with supply chains limited world-wide, Boyd Cycle found a niche in being able to manufacture, distribute, and supply when others could not. Solidifying the market saturation towards Boyd Cyclings' favor.
ALUMINUM RIMS
2021
Boyd Cycling establishes the aluminium bicycle rims for both Boyd but bike brands, wheel brands, and wheel chair companies.
CARBON FIBER RIMS
2024
Boyd Cycling establishes a new line of carbon fiber patents to be used for rims, wheels, and expands its reach to other recreational sporting good industries.

The Process

Our goal is to make the most durable and functional performance wheels on the planet. This quest for quality has taken us all around the world in search of materials, technical talent, and manufacturing capacity.



Boyd has taken the techniques and talent from our new German facility and created twin capabilities in the U.S. This investment in near-shored manufacturing gives us the capacity to ramp up production rapidly, preparing us to meet new demand.

Carbon fiber production is the most labor-intensive and critical portion of our process. Bringing our carbon weaving and production in-house completes a vertically integrated creation and fulfillment process. This localized manufacturing enables us to create and deliver affordable premium products while rapidly iterating and improving our wheels.

The acquisition of Munich Composites also allowed Boyd to take possession of their intellectual property as seen below:


INTELLECTUAL PROPERTY
USPTO APPLICATIONS & PATENTS
BOYD CYCLING
RIM BRAIDING MACHINE
MANUFACTURING A BRAIDED RIM I
MANUFACTURING A BRAIDED RIM II - CARBON FLEECE
MANUFACTURING A BRAIDED RIM III
USPTO APPLICATIONS IN PROCESS:
Twisted Fiber Bundle: US App #17/526976 , 2021
3 - Part Preform for Wheel Drums: US App # 17/486130, 2021

Competitive Advantages

Our complete manufacturing and fulfillment process gives Boyd a couple of key advantages that create value for the company and its shareholders.

Technology and Automation

We believe our newly developed carbon fiber weaving technology is creating major improvements in speed and quality. What used to take hours can be completed in minutes with our manufacturing technology. This new process is allowing us to make traditionally labor-intensive products at affordable costs while still pushing the boundaries of our wheels' performance.



Automated Carbon Weaving Machine

The advanced manufacturing method demonstrated above gives Boyd clear advantages over traditional manufacturing methods

- Stronger: Continuous carbon weave

- Automated: One worker can braid an entire rim in 6 minutes

- Lower Weight: Resin Transfer Molding gives a more uniform thickness, lowering weight.

- Patent Protection: Only brand in the world with this technology

- More efficient: Reduced waste is better for the environment and our bottom line

Quality Control

With manufacturing close to home, we're able to keep a close eye on production ensuring that every wheel we send out the door is Boyd level quality. Not only does this ensure a premium custom experience, it allows us to catch mistakes early saving costly delays and wasted materials due to large quantities of faulty products.



Faster Iteration and Improvement

Unlike mass-produced wheel companies, we don't need to assemble a "SWAT team" and fly halfway around the world to tweak our process or try a new idea. O**ur nimble team size and proximity allow us to continue pushing the boundaries of what's possible, rapidly implementing new processes and materials as we discover and test them.**

Lower Costs

Localized and near-shored manufacturing eliminates massive shipping and logistics costs, directly impacting our bottom line. With improved economics, we're able to create **a more profitable business and pass on even more savings** to our customers. These improved economics will enable our growth plans while generating greater potential returns for our shareholders.

Lower risk

By decreasing the number of steps and removing a massive logistical puzzle piece, we significantly **de-risk our supply chain and overall operations.** The problems we experienced during 2020 exposed a serious weakness in our business. We discovered that depending on third parties for the most critical piece of our production created significant risk - one that we are now eliminating.



Near-shoring / Local Ecosystem

Boyd Cycling is looking to bring all of its manufacturing capabilities home to the Upstate in an effort to solidify its supply chain and capitalize the local manufacturing environment. This effort will eliminate Boyd's dependence on

Asian providers and the accompanying geopolitical risk while providing high quality manufacturing jobs to the Upstate community. This move will provide significant costs savings by eliminating tariff and shipping costs while removing the burden of long wait times.

Moving Boyd's manufacturing to South Carolina taps into the broad local talent base alongside numerous state incentives and resources that support the manufacturing ecosystem. By having companies manufacturing domestically, this attracts more companies to co-locate and create an ecosystem. Soon after Boyd Cycling made the announcement of near-shoring alloy rim production, TIME Bicycles announced a relocation to South Carolina. The new Munich Composites facility will be co-located in the same building as TIME Bicycles in Landrum, SC. **This cluster of companies has attracted the interest of multiple cycling related businesses who want to join the growing South Carolina cycling community.**

The Market


CYCLING MARKET
WORLDWIDE STATISTICS
Market Size (2023)
$76.33 BN
CAGR (2023-2030)
6.5%
Market Value (2032)
$128.73 BN
Market Segment by Men
Market Share (2023)
48%
$76.33
$52.40
WORLD MARKET SHARE
Two international locations to cover three contenants >70% Market Share
GROWTH DRIVERS:
Increasing awareness of health & fitness (post pandemic).
Growing enviornmental and sustainability awareness.
Rise demand for cycling events and trouism.
Increasing promotion of cycling as a sport and recreation.
SIX YEAR MARKET PROJECTIONS
+68.64%

Alongside the traditional wheel market of Boyd Cycling, the acquisition of manufacturing subsidiaries also opens their respective OEM markets such as:

•Bicycle brands offering the largest potential in the first years of operation.
•Bicycle wheel brands relying rims produced for them in Asia.
•Distribution and assembly factories

Boyd believes these markets can be worth $15M+ to the Boyd group.


CURRENT CYCLING MARKET
Aluminum OR Carbon Rims only
SIXTY-ONE WORLD WIDE COMPANIES
CURRENT CYCLING MARKET
Manufacturers Both Aluminum & Carbon Rim
ONLY ONE COMPANY MANUFACTURES BOTH IN-HOUSE

The Future

Inflection Point

Boyd Cycling is now at its most critical stage of growth since the decision to begin near-shoring 4 years ago. Since completing the mission of taking control of the manufacturing process, using patented processes that are far superior to any other company, we now control our destiny towards worldwide growth. **Right now is the time to take Boyd Cycling from a well known USA based wheel company into a global leader.**

The foundation has been built, the brand is established, the processes are in place, the technology is developed and the opportunity is identified. Global markets are demanding premium wheels and Boyd's superior product is ready to meet that demand.

Shifting gears

Boyd has been successful for 15 years based on bootstrapping and a focus on ready, profitable growth. With the foundation built, it's time for a new phase of growth. The technology we have developed and the processes we have assembled means Boyd is poised to become a global powerhouse in the cycling industry.

Tech-enabled growth

Our facilities are using the very latest technology to create better quality wheels even faster. We're only scratching the surface of the manufacturing capacity within Boyd Cycling's capabilities. Faster speeds and higher accuracy increase capacity and free up cash flow, saving us from big unnecessary bumps in production.

Team and resources

Since capacity and efficiency aren't the constraints, **we're raising these funds to invest in growth across our team to lead expansion, resources to ramp up production, and marketing to boost awareness to new customers**. We will look to hire a gloabl marketing team to expand both rim and wheel products into global markets.

Go-to-Market Timeline



Valuation

As part of the valuation and acquisition process of Munich Composites, Boyd underwent a third party valuation by Practical Growth Advisors. Investors in this fundraising round are being offered the opportunity to participate in under the same terms validated by a third party. You

can find the breakdown of Boyd's and its subsidiaries' valuations below:


BOYD'S VALUE
BASIS
CONDUCTED BY
VALUE
BOYD CYCLING
2023 Revenue = $1.3 mm
Low-cost carbon fiber COGS
White label revenue
PGA Valuation Model
$3,500,000
MUNICH COMPOSITES
2023 Revenue = $1.1 mm
Revenue pipeline
Patents + trademarks
PGA - Practical Growth Advisors of Atlanta
$1,950,000
Olive Manufacturing Group
Ally wheel production
Low COGS
Option to carbon fiber rims
PGA Valuation Model
$750,000
TOTAL PRE-MONEY VALUATION
$6,200,000
$1.9 million
$3.5 million
$750 thousand
TOTAL PRE-MONEY VALUATION

Exit Scenario

The target for Boyd is to integrate its manufacturing processes and expand into the global markets for both the Boyd wheels and subsidiary products. With a goal of a three year build, Boyd would look to sell the entire package of companies (Boyd Cycling, Olive Manufacturing Group, Munich Composites) at a competitive revenue multiple. Potential exit scenarios include selling to a large bike brand or private equity who would look to have control of a brand plus manufacturing. The foundation of manufacturing plus brand identity creates a value greater than the sum of its parts. We believe this can lead to a strong equity multiple on a strategic exit in 3-5 years.

Investment Summary

- $3M Raise Goal

- Equity offering at $6.2M Pre-Money Valuation

Our People



Nicole and Boyd Johnson, Co-Founders

Nicole and Boyd and the dynamic duo behind BOYD Cycling. Their passion for the sport stems from long careers as professional cyclists. The team met through racing, got married, and have been building BOYD together for the past 15 years. Boyd is the ultimate visionary and tinkerer, constantly tweaking, improving, and pushing the boundaries of what's possible both from a technical and process improvement perspective. Nicole keeps the train on the tracks, spearheading customer engagement, fulfillment, and marketing.

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Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live. You can learn more about the risks of investing through Vicinity here.



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1708-C Augusta St. #115
Greenville, SC29605

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This website, VicinityCapital.com ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

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